Exhibit (a)(1)(A)

Offer To Purchase For Cash
All Outstanding Shares of Common Stock
of
TASTY BAKING COMPANY
at
$4.00 NET PER SHARE
by
COMPASS MERGER SUB, INC.
a wholly-owned subsidiary of
FLOWERS FOODS, INC.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, PHILADELPHIA, PENNSYLVANIA TIME, ON MAY 19, 2011, UNLESS THE OFFER IS EXTENDED (SUCH DATE AND TIME, AS IT MAY BE EXTENDED, THE “EXPIRATION DATE”) OR EARLIER TERMINATED.

Compass Merger Sub, Inc., a Pennsylvania corporation (“Purchaser”) and a wholly-owned direct subsidiary of Flowers Foods, Inc., a Georgia corporation (“Parent”), is offering to purchase all of the outstanding shares of common stock, par value $0.50 per share (the “Shares”), of Tasty Baking Company, a Pennsylvania corporation (“Tasty Baking”), at a purchase price of $4.00 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with the Offer to Purchase, each as may be amended or supplemented from time to time, collectively constitute the “Offer”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of April 10, 2011 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Flowers Bakeries, LLC, a Georgia limited liability company and wholly-owned direct subsidiary of Parent (“Flowers Bakeries”), and Tasty Baking. Pursuant to an Assignment and Assumption Agreement, dated April 12, 2011, Flowers Bakeries assigned all of its rights and obligations under the Merger Agreement to Purchaser. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to certain conditions, Purchaser will be merged with and into Tasty Baking (the “Merger”), with Tasty Baking continuing as the surviving corporation, directly wholly-owned by Parent. In the Merger, each Share outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than Shares held (i) in the treasury of Tasty Baking or by Parent or Purchaser, which Shares shall be cancelled and shall cease to exist, or (ii) by shareholders who validly exercise dissenters rights under Pennsylvania law with respect to such Shares) will be cancelled and converted into the right to receive $4.00 or any greater per Share price paid in the Offer, or the appropriate fraction thereof in the case of a fractional Share, without interest thereon and less any applicable withholding taxes. Under no circumstances will interest be paid on the purchase price for the Shares, regardless of any extension of the Offer or any delay in making payment for the Shares.

The Offer is conditioned upon, among other things, the absence of a termination of the Merger Agreement in accordance with its terms and the satisfaction of the Minimum Condition (as described below). The Minimum Condition requires that the number of Shares that have been validly tendered and not properly withdrawn prior to the then scheduled Expiration Date which, together with the number of Shares (if any) then owned of record by Parent or Purchaser or with respect to which Parent or Purchaser otherwise has, directly or indirectly, sole voting power, represents at least a majority of the Shares then outstanding (determined on a partially diluted basis assuming conversion or exercise of all deferred stock units, but not any other derivative securities, including stock options). The Offer also is subject to other conditions as described in this Offer to Purchase. See Section 15 — “Certain Conditions of the Offer.”

The Tasty Baking board of directors, among other things, has unanimously (i) approved and adopted the Merger Agreement and determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of, Tasty Baking and (ii) resolved to recommend that the shareholders of Tasty Baking accept the Offer, tender their Shares pursuant to the Offer and, if required, approve the Merger Agreement and the Merger.

A summary of the principal terms of the Offer appears on pages S-i through S-vii. You should read this entire Offer to Purchase carefully before deciding whether to tender your Shares in the Offer.

April 21, 2011

IMPORTANT

If you wish to tender all or a portion of your Shares to Purchaser in the Offer, you must either (i) complete and sign the Letter of Transmittal (or a facsimile thereof) that accompanies this Offer to Purchase in accordance with the instructions in the Letter of Transmittal and mail or deliver the Letter of Transmittal and all other required documents to the Computershare Trust Company, N.A., the depositary for the transaction (the “Depositary”), together with certificates representing the Shares tendered or follow the procedure for book-entry transfer set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” of this Offer to Purchase or (ii) request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. If your Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares.

If you desire to tender your Shares to Purchaser pursuant to the Offer and the certificates representing your Shares are not immediately available, or you cannot comply in a timely manner with the procedures for tendering your Shares by book-entry transfer or the tender of Shares from a book-entry/direct registration account maintained by Tasty Banking’s transfer agent, or cannot deliver all required documents to the Depositary by the expiration of the Offer, you may tender your Shares to Purchaser pursuant to the Offer by following the procedures for guaranteed delivery described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” of this Offer to Purchase.

Questions and requests for assistance should be directed to the Information Agent (as defined herein) at its address and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the related Letter of Transmittal, the Notice of Guaranteed Delivery and other materials related to the Offer may also be obtained for free from the Information Agent. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal, the Notice of Guaranteed Delivery and any other material related to the Offer may be obtained at the website maintained by the U.S. Securities and Exchange Commission (the “SEC”) at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase and the related Letter of Transmittal contain important information and you should read both carefully and in their entirety before making a decision with respect to the Offer.

The Offer has not been approved or disapproved by the SEC or any state securities commission nor has the SEC or any state securities commission passed upon the fairness or merits of or upon the accuracy or adequacy of the information contained in this Offer to Purchase. Any representation to the contrary is unlawful.

The Information Agent for the Offer is:

199 Water Street, 26th Floor
New York, NY 10038-3560
Banks and Brokers Call (212) 440-9800
All Others Call Toll Free (800) 676-0281

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SUMMARY TERM SHEET

The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in the Offer to Purchase or the Letter of Transmittal. You are urged to read carefully the Offer to Purchase and the Letter of Transmittal in their entirety. Parent and Purchaser have included cross-references in this summary term sheet to other sections of the Offer to Purchase where you will find more complete descriptions of the topics mentioned below. The information concerning Tasty Baking contained herein and elsewhere in the Offer to Purchase has been provided to Parent and Purchaser by Tasty Baking or has been taken from or is based upon publicly available documents or records of Tasty Baking on file with the U.S. Securities and Exchange Commission (the “SEC”) or other public sources at the time of the Offer. Parent and Purchaser have not independently verified the accuracy and completeness of such information. Parent and Purchaser have no knowledge that would indicate that any statements contained herein relating to Tasty Baking provided to Parent and Purchaser or taken from or based upon such documents and records filed with the SEC are untrue or incomplete in any material respect.

Securities Sought	All issued and outstanding shares of common stock, par value $0.50 per share (the “Shares”), of Tasty Baking Company
Price Offered Per Share	$4.00 net to the seller in cash, without interest thereon and less any applicable withholding taxes
Scheduled Expiration of Offer	12:00 midnight, Philadelphia, Pennsylvania time, on May 19, 2011, unless the Offer is otherwise extended. See Section 1 — “Terms of the Offer.”
Purchaser	Compass Merger Sub, Inc., a wholly-owned direct subsidiary of Flowers Foods, Inc., a Georgia corporation

Who is offering to buy my securities?

Compass Merger Sub, Inc. (“Purchaser”), a Pennsylvania corporation, formed for the purpose of making this Offer. Purchaser is a wholly-owned direct subsidiary of Flowers Foods, Inc., a Georgia corporation, or “Parent.” See the “Introduction” to this Offer to Purchase and Section 8 — “Certain Information Concerning Parent and Purchaser.”

Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “us,” “we” and “our” to refer to Purchaser and, where appropriate, Parent. We use the term “Parent” to refer to Flowers Foods, Inc. alone, the term “Purchaser” to refer to Compass Merger Sub, Inc. alone and the terms “Tasty Baking” and the “Company” to refer to Tasty Baking Company.

What are the classes and amounts of securities sought in the Offer?

We are offering to purchase all of the outstanding shares of common stock, par value $0.50 per share, of Tasty Baking on the terms and subject to the conditions set forth in this Offer to Purchase. Unless the context otherwise requires, in this Offer to Purchase we use the term “Offer” to refer to this offer and the term “Shares” to refer to shares of Tasty Baking common stock that are the subject of the Offer. We use the terms “you” and “your” to refer to the holder of Shares subject to the Offer.

See the “Introduction” to this Offer to Purchase and Section 1 — “Terms of the Offer.”

How much are you offering to pay? What is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $4.00 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes. We refer to this amount as the “Offer Price.” If you are the record owner of your Shares and you directly tender your Shares to us in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker, bank or other nominee, and your broker tenders

S-i

your Shares on your behalf, your broker, bank or other nominee may charge you a fee for doing so. You should consult your broker, bank or other nominee to determine whether any charges will apply.

See the “Introduction” to this Offer to Purchase.

Is there an agreement governing the Offer?

Yes. Parent, Flowers Bakeries, LLC, a Georgia limited liability company and a wholly-owned direct subsidiary of Parent (“Flowers Bakeries”), and Tasty Baking have entered into an Agreement and Plan of Merger, dated as of April 10, 2011 (as it may be amended from time to time, the “Merger Agreement”). Pursuant to an Assignment and Assumption Agreement, dated April 12, 2011, Flowers Bakeries assigned all of its rights and obligations under the Merger Agreement to Purchaser. The Merger Agreement provides, among other things, for the terms and conditions of the Offer and the subsequent merger of Purchaser with and into Tasty Baking (the “Merger”).

See Section 11 — “The Merger Agreement; Other Agreements” and Section 15 — “Certain Conditions of the Offer.”

Do you have the financial resources to make payment?

Yes, we have sufficient resources available to us. We estimate that we will need approximately $40 million to purchase all of the Shares pursuant to the Offer, to consummate the Merger (which estimate includes, among other things, payment in respect of deferred stock units), and to pay related transaction fees and expenses. The Offer is not conditioned upon our ability to finance the purchase of Shares pursuant to the Offer. We intend to use funds from outstanding credit facilities and cash on hand to purchase all of the Shares pursuant to the Offer. If we acquire at least 80% of the Shares in the Offer, we intend to effect the Merger without any further action by the shareholders of Tasty Baking. If we acquire less than 80% of the Shares in the Offer, provided the Minimum Condition (as described below) is satisfied, we intend to exercise our Top-Up Option (as described below), and thereafter effect the Merger without any further action by the shareholders of Tasty Baking.

See Section 9 — “Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender my Shares in the Offer?

No. We do not think our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•	the Offer is not subject to any financing condition; and

•	if we consummate the Offer, we expect to acquire all remaining Shares for the same cash price in the Merger.

See Section 9 — “Source and Amount of Funds.”

How long do I have to decide whether to tender my Shares in the Offer?

You will have until 12:00 midnight, Philadelphia, Pennsylvania time, on May 19, 2011, to tender your Shares in the Offer, unless we extend the Offer (such date and time, as it may be extended, the “Expiration Date”). In addition, if we are required to, by the terms of the Merger Agreement, or we otherwise decide to provide a subsequent offering period for the Offer as described below, you will have an additional opportunity to tender your Shares. We do not currently intend to provide a subsequent offering period, although we reserve the right to do so.

See Section 1 — “Terms of the Offer” and Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

S-ii

Can the Offer be extended and under what circumstances?

Yes. We have agreed in the Merger Agreement that, subject to our rights to terminate the Merger Agreement in accordance with its terms, if, on or prior to the Expiration Date, the Minimum Condition (as described below) and the other conditions to the Offer are not satisfied or waived (to the extent waivable) by Parent or Purchaser, then:

•	We may extend the Offer for successive periods of up to 10 business days, or, if Tasty Baking consents prior to such extension, for up to 20 business days to permit such conditions of the Offer to be satisfied.

•	We must extend the Offer on one occasion of a period of up to 7 business days if requested by Tasty Baking.

Provided that, in either case, we will not be required to extend the Offer beyond June 23, 2011 (the “Outside Date”) and provided that we may not extend the Offer beyond the Outside Date without Tasty Baking’s consent. In addition, we must extend the Offer for any periods required by applicable law or applicable rules, regulations, interpretations or positions of the SEC or its staff.

We may, in our sole discretion, choose to provide for a subsequent offering period (and one or more extensions thereof) not to exceed 10 business days in accordance with Rule 14d-11 promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”) following the time for acceptance of the tendered Shares (the “Acceptance Time”). A subsequent offering period is different from an extension of the Offer. During a subsequent offering period, you would not be able to withdraw any of the Shares that you had already tendered; you also would not be able to withdraw any of the Shares that you tender during the subsequent offering period.

See Section 1 — “Terms of the Offer” of this Offer to Purchase for more details on our obligation and ability to extend the Offer.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform Computershare Trust Company, N.A., which is the depositary for the Offer (the “Depositary”), of any extension and will issue a press release announcing the extension not later than 9:00 a.m., Philadelphia, Pennsylvania time, on the next business day after the day on which the Offer was scheduled to expire.

If we elect to provide or extend any subsequent offering period, a public announcement of such determination will be made no later than 9:00 a.m., Philadelphia, Pennsylvania time, on the next business day after the day on which the Offer was scheduled to expire or the date of termination of any prior subsequent offering period.

See Section 1 — “Terms of the Offer.”

What are the most significant conditions to the Offer?

The Offer is conditioned upon, among other things:

•	The absence of a termination of the Merger Agreement in accordance with its terms;

•	The satisfaction of the Minimum Condition. The Minimum Condition requires that the number of Shares that have been validly tendered and not properly withdrawn prior to the expiration of the Offer which, together with the number of Shares (if any) then beneficially owned by Parent or Purchaser, represents at least a majority of the Shares then outstanding (determined on a partially diluted basis assuming conversion or exercise of all deferred stock units, but not any other derivative securities, including stock options); and

•	No governmental authority enacting, issuing, promulgating, enforcing or entering any statute, rule, regulation, executive order, decree, injunction or other order which has the effect of making the Offer,

S-iii

Top-Up Option or Merger illegal or otherwise prohibiting, restraining or preventing the consummation of the Offer, Top-Up Option or Merger.

The Offer also is subject to a number of other conditions set forth in this Offer to Purchase. We expressly reserve the right to waive such conditions, but we cannot, without Tasty Baking’s consent (i) reduce the number of Shares subject to the Offer, (ii) reduce the Offer Price, (iii) change, modify or waive the Minimum Condition, (iv) add to or modify or change any of the other conditions and requirements to the Offer in a manner adverse in any material respect to the shareholders of Tasty Baking, (v) except as provided for in the Merger Agreement, extend or otherwise change the Expiration Date of the Offer, (vi) change the form of consideration payable in the Offer, or (vii) otherwise amend, modify or supplement any of the terms of the Offer in a manner adverse in any material respect to any shareholders of Tasty Baking.

See Section 15 — “Certain Conditions of the Offer.”

How do I tender my Shares?

If you hold your Shares directly as the registered owner, you can, not later than the date and time the Offer expires, (i) tender your Shares in the Offer by delivering the certificates representing your Shares, together with a completed and signed Letter of Transmittal and any other documents required by the Letter of Transmittal, to the Depositary or (ii) follow the procedures for book-entry transfer set forth in Section 3 of the Offer to Purchase. The Letter of Transmittal is enclosed with this Offer to Purchase.

If you hold your Shares directly as the registered owner, but the certificate representing your Shares is not available or you cannot deliver it to the Depositary before the Offer expires, you may be able to obtain three additional trading days to tender your Shares using the enclosed Notice of Guaranteed Delivery.

If you hold your Shares in street name through a broker, dealer, commercial bank, trust company or other nominee, you must contact the institution that holds your Shares and give instructions that your Shares be tendered. You should contact the institution that holds your Shares for more details.

See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time until the Offer has expired. Pursuant to Section 14(d)(5) of the Exchange Act, however, Shares may be withdrawn at any time after June 20, 2011, which is the 60th day after the date of the commencement of the Offer, unless prior to that date Purchaser has accepted for payment the Shares validly tendered in the Offer. This right to withdraw will not, however, apply to Shares tendered in any subsequent offering period, if one is provided. See Section 4 — “Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, bank or other nominee, you must instruct the broker, bank or other nominee to arrange for the withdrawal of your Shares. See Section 4 — “Withdrawal Rights.”

What does the Tasty Baking Board think of the Offer?

The Tasty Baking board of directors, among other things, has unanimously (i) approved and adopted the Merger Agreement and determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of, Tasty Baking and (ii) resolved to recommend that the shareholders of Tasty Baking accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, if required, approve the Merger Agreement and the Merger.

A more complete description of the reasons of the Tasty Baking Board’s approval of the Offer and the Merger is set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 of Tasty Baking.

S-iv

If the Offer is completed, will Tasty Baking continue as a public company?

No. Following the purchase of Shares in the Offer, we expect to complete the Merger. If the Merger takes place, Tasty Baking no longer will be publicly owned. Even if the Merger does not take place, if we purchase all of the tendered Shares, there may be so few remaining shareholders and publicly held Shares that Tasty Baking’s common stock will no longer be eligible to be traded through the NASDAQ Global Market (“Nasdaq”) or other securities exchanges, there may not be an active public trading market for Tasty Baking common stock and Tasty Baking may no longer be required to make filings with the SEC or otherwise comply with the SEC rules relating to publicly held companies.

See Section 13 — “Certain Effects of the Offer.”

If I decide not to tender, how will the Offer affect my Shares?

If the Offer is consummated and certain other conditions are satisfied, Purchaser will merge with and into Tasty Baking and all of the then outstanding Shares (other than Shares held (i) by Tasty Baking, as treasury stock or otherwise, or by Parent or Purchaser, which Shares shall be cancelled and retired and shall cease to exist, or (ii) by shareholders who validly exercise dissenters rights under Pennsylvania law with respect to such Shares) will be converted into the right to receive, in cash and without interest, an amount equal to the Offer Price or the appropriate fraction thereof, in the case of a fractional share. If we accept and purchase Shares in the Offer, we will have sufficient voting power to approve the Merger without the affirmative vote of any other shareholder of Tasty Baking. Furthermore, if pursuant to the Offer or otherwise we own at least 80% of the outstanding Shares, we may effect the Merger without any further action by the shareholders of Tasty Baking.

See Section 11 — “The Merger Agreement; Other Agreements.”

If the Merger is consummated, Tasty Baking’s shareholders who do not tender their Shares in the Offer will, unless they validly exercise dissenters rights (as described below), receive the same amount of cash per Share that they would have received had they tendered their Shares in the Offer. Therefore, if the Offer and the Merger are completed, the only differences to you between tendering your Shares and not tendering your Shares in the Offer are that (i) you will be paid earlier if you tender your Shares in the Offer and (ii) dissenters rights will not be available to you if you tender Shares in the Offer but may be available to you in the Merger. See Section 17 — “Dissenters Rights.” However, if the Offer is consummated but the Merger is not consummated, the number of Tasty Baking’s shareholders and the number of Shares that are still in the hands of the public may be so small that there will no longer be an active public trading market (or, possibly, there may not be any public trading market) for the Shares. Also, as described in Section 13 — “Certain Effects of the Offer,” Tasty Baking may no longer be required to make filings with the SEC or otherwise may not be required to comply with the rules relating to publicly held companies.

See the “Introduction” to this Offer to Purchase and Section 13 — “Certain Effects of the Offer.”

What is the market value of my Shares as of a recent date?

On April 8, 2011, the last full day of trading before the public announcement of the signing of the Merger Agreement, the reported closing sales price of the Shares on Nasdaq was $1.61. On April 20, 2011, the last full day of trading before the commencement of the Offer, the reported closing sales price of the Shares on Nasdaq was $3.97. The Offer Price represents a 148% premium over the April 8, 2011 closing stock price and a 0.76% premium over the April 20, 2011 stock price.

See Section 6 — “Price Range of Shares; Dividends.”

What is the “Top-Up Option” and when will it be exercised?

Under the Merger Agreement, if we do not acquire at least 80% of the outstanding Shares in the Offer after our acceptance of, and payment for, Shares pursuant to the Offer, we have the option, subject to certain limitations, to purchase from Tasty Baking the number of additional Shares sufficient to cause us to own one

S-v

Share more than 80% of the Shares then outstanding (on a partially diluted basis, assuming conversion or exercise of all deferred stock units, but not any other derivative securities, including stock options) at a price per Share equal to the Offer Price. We may exercise this right, in whole, but not in part, immediately after the Acceptance Time and prior to the effective time of the Merger (the “Effective Time”). We refer to this option as the “Top-Up Option.”

If necessary for us to own at least 80% of the Shares issued and outstanding after acceptance for payment of Shares validly tendered in the Offer, we are required to exercise the Top-Up Option to allow a short-form merger to be completed.

See Section 11— “The Merger Agreement; Other Agreements — Merger Agreement — Top-Up Option” and Section 12 — “Purpose of the Offer; Plans for Tasty Baking — Short-Form Merger.”

Will I have dissenters rights in connection with the Offer?

No dissenters rights will be available to you in connection with the Offer. However, if we accept Shares in the Offer and the Merger is completed, shareholders may be entitled to dissenters rights in connection with the Merger if they do not tender Shares in the Offer and (i) as a result of the Offer, Purchaser effects a short-form merger or (ii) prior to the Merger, the Shares are no longer listed on Nasdaq or another securities exchange and the Shares are held beneficially and of record by 2,000 persons or less. A dissenting shareholder will not be entitled to receive the Offer Price, but instead will be entitled to receive either the amount that the surviving corporation determines to be the fair value of the Shares or, if the dissenting shareholder disagrees with that valuation, whatever consideration may be determined to be due to the dissenting shareholder by a court pursuant to the applicable provisions of the Pennsylvania Business Corporation Law of 1988, as amended (the “PBCL”). Shareholders must properly perfect their right to seek appraisal under the PBCL in connection with the Merger in order to exercise dissenters rights.

See Section 17 — “Dissenters Rights.”

What will happen to my stock options in the Offer?

The Offer is made only for Shares and is not made for any stock options to purchase Shares, including options that were granted under any Tasty Baking stock plan (“Options”). Pursuant to the Merger Agreement, each Option that is outstanding immediately prior to the Effective Time, whether or not then vested or exercisable, will be canceled without any action on the part of the holder of any Option and converted into the right to receive as promptly as reasonably practicable after the Effective Time an amount in cash, less any applicable withholding taxes and without interest, equal to the excess of the Offer Price over the per Share exercise price of the Option for each Share subject to such Option. Options with a Share exercise price that is equal to or greater than the Offer Price, will be, upon the Effective Time, canceled without consideration.

See Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement — Treatment of Options.”

What will happen to my restricted shares in the Offer?

The Offer is made only for Shares and is not made for any restricted shares. Immediately prior to the Effective Time, any right of repurchase or risk of forfeiture or other condition under any award agreement for restricted shares will lapse and any vesting thereon will fully accelerate. In addition, pursuant to the award agreements governing the outstanding restricted shares, all such restricted shares will vest at the Acceptance Time. As a result, holders of such vested Shares could tender their Shares in a subsequent offering period (if applicable).

See Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement — Treatment of Unvested Restricted Shares.”

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What will happen to my deferred stock units in the Offer?

The Offer is made only for Shares and is not made for any deferred stock units. At the Effective Time, each outstanding deferred stock unit, whether or not then vested or exercisable, will be cancelled and converted into the right to receive a cash payment, without interest, equal to the total number of Shares subject to the deferred stock unit award multiplied by the Offer Price, less any applicable withholding of taxes.

See Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement — Treatment of Deferred Stock Units.”

What are the material United States federal income tax consequences of tendering Shares?

The receipt of cash in exchange for your Shares in the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income or other tax laws. In general, you will recognize capital gain or loss in an amount equal to the difference between the amount of cash you receive and your adjusted tax basis in the Shares sold pursuant to the Offer or exchanged for cash pursuant to the Merger. This capital gain or loss will be long-term capital gain or loss if you have held the Shares for more than one year as of the date of your sale or exchange of the Shares pursuant to the Offer or the Merger. See Section 5 — “Material United States Federal Income Tax Consequences” for a more detailed discussion of the tax treatment of the Offer.

We urge you to consult with your own tax advisor as to the particular tax consequences to you of the Offer and the Merger.

Who should I call if I have questions about the Offer?

You may call Georgeson Inc. at (800) 676-0281 (Toll Free). Banks and brokers may call collect (212) 440-9800. Georgeson Inc. is acting as the information agent (the “Information Agent”) for our tender offer. See the back cover of this Offer to Purchase for additional contact information.

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To the Holders of
Shares of Common Stock of Tasty Baking Company:

INTRODUCTION

Compass Merger Sub, Inc., a Pennsylvania corporation (“Purchaser”) and a wholly-owned direct subsidiary of Flowers Foods, Inc., a Georgia corporation (“Parent”), is offering to purchase all outstanding shares of common stock, par value $0.50 per share (the “Shares”), of Tasting Baking Company, a Pennsylvania corporation (“Tasty Baking” or the “Company”), at a price of $4.00 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which collectively, as each may be amended or supplemented from time to time, constitute the “Offer”).

We are making the Offer pursuant to an Agreement and Plan of Merger, dated as of April 10, 2011 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Flowers Bakeries, LLC, a Georgia limited liability company and wholly-owned direct subsidiary of Parent (“Flowers Bakeries”), and Tasty Baking. Pursuant to an Assignment and Assumption Agreement, dated April 12, 2011, Flowers Bakeries assigned all of its rights and obligations under the Merger Agreement to Purchaser. The Merger Agreement provides, among other things, for the making of the Offer and also provides that following the consummation of the Offer and subject to certain conditions, Purchaser will be merged with and into Tasty Baking (the “Merger”) with Tasty Baking continuing as the surviving corporation, directly wholly-owned by Parent. Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each Share outstanding immediately prior to the Effective Time (other than Shares held (i) by Tasty Baking, as treasury stock or otherwise or by Parent or Purchaser, which Shares shall be cancelled and retired and shall cease to exist, or (ii) by shareholders who validly exercise their dissenters rights in connection with the Merger as described in Section 17 — “Dissenters Rights”) will be converted into the right to receive cash and without interest, an amount equal to the Offer Price or the appropriate fraction thereof, in the case of a fractional share. The Merger Agreement is more fully described in Section 11 — “The Merger Agreement; Other Agreements,” which also contains a discussion of the treatment of Tasty Baking stock options and deferred stock units.

Tendering shareholders who are record owners of their Shares and who tender directly to Computershare Trust Company, N.A. (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Shareholders who hold their Shares through a broker, bank or other nominee should consult such institution as to whether it charges any service fees or commissions.

The Tasty Baking board of directors, among other things, has unanimously (i) approved and adopted this Merger Agreement and determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of, Tasty Baking, and (ii) resolved to recommend that the shareholders of Tasty Baking accept the Offer, tender their Shares pursuant to the Offer and, if required, approve the Merger Agreement and the Merger.

The Offer is conditioned upon, among other things, the absence of a termination of the Merger Agreement in accordance with its terms and the satisfaction of the Minimum Condition (as described below). The Minimum Condition requires that the number of Shares that have been validly tendered and not properly withdrawn prior to the then scheduled Expiration Date (as it may be extended from time to time pursuant to the Merger Agreement) of the Offer which, together with the number of Shares (if any) then owned of record by Parent or Purchaser or with respect to which Parent or Purchaser otherwise has, directly or indirectly, sole voting power, represents at least a majority of the Shares then outstanding (determined on a partially diluted basis assuming conversion or exercise of all deferred stock units, but not any other derivative securities, including stock options). The Offer also is subject to other conditions as described in this Offer to Purchase. See Section 15 — “Certain Conditions of the Offer.”

Tasty Baking has advised Parent that Janney Montgomery Scott, LLC (“Janney”), Tasty Baking’s financial advisor, rendered its oral opinion to Tasty Baking’s board of directors, subsequently confirmed in writing on April 10, 2011 that as of such date, and based upon and subject to the assumptions procedures, factors, qualifications and limitations set forth in the written opinion, the Offer Price to be paid to the holders of Shares (other than Parent or Purchaser) in the Offer and the Merger was fair, from a financial point of view, to such holders. The full text of the written opinion of Janney, dated as of April 10, 2011, which sets forth the assumptions made, procedures followed, factors considered and qualifications and limitations on the review undertaken in connection with such opinion, will be attached as an annex to Tasty Baking’s Solicitation/Recommendation Statement on Schedule 14D-9 to be filed with the U.S. Securities and Exchange Commission (“SEC”) and mailed to Tasty Baking’s shareholders by Tasty Baking. Janney’s opinion was directed to the board of directors for the information and assistance of Tasty Baking’s board of directors in connection with its consideration of the Offer and the Merger and addressed only the fairness, from a financial point of view, to the holders of the Shares (other than Parent or Purchaser) of the Offer Price to be paid to such holders in the Offer and Merger as of the date of Janney’s opinion. The opinion of Janney was not intended to and does not constitute a recommendation to any holder of Shares as to whether or not you should tender Shares in connection with the Offer or how you should act with respect to the Offer or the Merger or any other matter relating thereto.

Consummation of the Merger is conditioned upon, among other things, the adoption of the Merger Agreement by the requisite vote of shareholders of Tasty Baking, if required by Pennsylvania law. Under Pennsylvania law, the affirmative vote of a majority of the votes cast is the only vote of any class or series of Tasty Baking’s capital stock that would be necessary to adopt the Merger Agreement at any required meeting of Tasty Baking’s shareholders. If we accept and purchase Shares in the Offer, we will have sufficient voting power to approve the Merger without the affirmative vote of any other shareholder of Tasty Baking. In addition, Pennsylvania law provides that if a corporation owns at least 80% of the outstanding shares of each class of stock of a subsidiary corporation entitled to vote on a merger, the corporation holding such stock may merge such subsidiary into itself, or itself into such subsidiary, without any action or vote on the part of the board of directors or the shareholders of such other corporation. If, after the expiration of the Offer or the expiration of any subsequent offering period, Purchaser owns at least 80% of the outstanding Shares (including Shares issued pursuant to the Top-Up Option), determined on a partially diluted basis (assuming conversion or exercise of all deferred stock units but not any other derivative securities including stock options), Parent and Tasty Baking intend to take all necessary and appropriate action to cause the Merger to become effective, without a meeting of the holders of Shares, in accordance with Section 2538(b)(1) of the Pennsylvania Business Corporation Law of 1988 (as amended, the “PBCL”).

This Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully in its entirety before any decision is made with respect to the Offer.

THE TENDER OFFER

1.	Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), we will accept for payment and promptly pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn as permitted under Section 4 — “Withdrawal Rights.” The term “Expiration Date” means 12:00 midnight, Philadelphia, Pennsylvania time, on May 19, 2011, unless we, in accordance with the Merger Agreement, extend the period during which the Offer is open, in which event the term “Expiration Date” means the latest time and date at which the Offer, as so extended, expires.

The Offer is conditioned upon, among other things, the absence of a termination of the Merger Agreement in accordance with its terms and the satisfaction of the Minimum Condition (as described below) and the other conditions described in Section 15 — “Certain Conditions of the Offer.”

If, on or prior to the Expiration Date, the Minimum Condition (as described below) and the other conditions to the Offer are not satisfied or waived (to the extent waivable) by Parent or Purchaser, then (i) we may extend the Offer for successive periods of up to 10 business days, or, if Tasty Baking consents prior to such extension, for up to 20 business days to permit such conditions of the Offer to be satisfied and (ii) we must extend the Offer on one occasion for a period of up to 7 business days if requested by Tasty Baking. Provided, that in either case, we will not be required to extend the Offer beyond June 23, 2011 (the “Outside Date”) and provided that we may not extend the Offer beyond the Outside Date without Tasty Baking’s consent. In addition, we must extend the Offer for any periods required by applicable law or applicable rules, regulations, interpretations or positions of the SEC or its staff.

Subject to the applicable rules and regulations of the SEC, we expressly reserve the right to increase the Offer Price, to make other changes in the terms and conditions of the Offer or to waive any condition of the Offer; provided that, without the prior written consent of Tasty Baking, we will not (i) reduce the number of Shares subject to the Offer, (ii) reduce the Offer Price, (iii) change, modify or waive the Minimum Condition, (iv) add to or modify or change any of the other conditions and requirements to the Offer in a manner adverse in any material respect to the shareholders of Tasty Baking, (v) except as provided for in the Merger Agreement, extend or otherwise change the Expiration Date of the Offer, (vi) change the form of consideration payable in the Offer, or (vii) otherwise amend, modify or supplement any of the terms of the Offer in a manner adverse in any material respect to any shareholders of Tasty Baking. Any extension, delay, termination or amendment of the Offer will be followed as promptly by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., Philadelphia, Pennsylvania time, on the next business day after the previously scheduled Expiration Date in accordance with the public announcement requirements of Rules 14d-4(d), 14d-6(c) and 14e-1(d) under the Securities Exchange Act of 1934 (the “Exchange Act”). Without limiting the manner in which we may choose to make any public announcement, we currently intend to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.

If we extend the Offer, are delayed in our acceptance for payment of or payment (whether before or after our acceptance for payment for Shares) for Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights as described herein under Section 4 — “Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires us to pay the consideration offered or return the securities deposited by or on behalf of shareholders promptly after the termination or withdrawal of the Offer.

If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. In the SEC’s view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to shareholders, and with respect to a change in price or a change in percentage of securities sought, a minimum 10 business day period generally is required to allow for adequate dissemination to shareholders and investor response.

If, on or before the Expiration Date, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all shareholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, not to accept for payment any Shares if, at the expiration of the Offer, any of the conditions to the Offer have not been satisfied or upon the occurrence of any of the events set forth in Section 15 — “Certain Conditions of the Offer.” Under certain circumstances, we may terminate the Merger Agreement and the Offer.

After the expiration of the Offer and acceptance of the Shares tendered, and not withdrawn, from the Offer, we may decide pursuant to the Merger Agreement to provide for a subsequent offering period not to exceed 10 business days beginning on the next business day following the then scheduled Expiration Date, during which any remaining shareholders may tender, but not withdraw, their Shares and receive the Offer Price. If we include a subsequent offering period, we will immediately accept and promptly pay for all Shares that were validly tendered during the initial offering period. During a subsequent offering period, tendering shareholders will not have withdrawal rights, and we will immediately accept and promptly pay for any Shares tendered during the subsequent offering period.

Other than as may be required by the terms of the Merger Agreement, we do not currently intend to provide a subsequent offering period for the Offer, although we reserve the right to do so. If we elect to provide or extend any subsequent offering period, a public announcement of such inclusion or extension will be made no later than 9:00 a.m., Philadelphia, Pennsylvania time, on the next business day following the Expiration Date or date of termination of any prior subsequent offering period.

Under the Merger Agreement, if we do not acquire at least 80% of the outstanding Shares in the Offer after our acceptance of, and payment for, Shares pursuant to the Offer, we have the option (the “Top-Up Option”), exercisable in whole, but not in part, upon the terms and conditions set forth in the Merger Agreement, to purchase from Tasty Baking the number of additional Shares equal to a number of Shares that, when added to the number of Shares directly or indirectly owned by Parent or Purchaser at the time of such exercise, will constitute one Share more than 80% of the Shares outstanding immediately after exercise of the Top-Up Option on a partially diluted basis (assuming conversion or exercise of all deferred stock units but not any other derivative securities including stock options) at a price per Share equal to the Offer Price. We may exercise the Top-Up Option immediately after the time at which we accept Shares tendered in the Offer (the “Acceptance Time”) and prior to the Effective Time.

Tasty Baking has provided us with Tasty Baking’s shareholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on Tasty Baking’s shareholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2.	Acceptance for Payment and Payment for Shares.

Subject to the satisfaction or waiver of all the conditions to the Offer set forth in Section 15 — “Certain Conditions of the Offer,” we will accept for payment and promptly pay for Shares validly tendered and not properly withdrawn pursuant to the Offer on or after the Expiration Date. If we commence a subsequent offering period in connection with the Offer, we will immediately accept for payment and promptly pay for all additional Shares tendered during such subsequent offering period, subject to and in compliance with the requirements of Rule 14d-11(e) under the Exchange Act. Subject to compliance with Rule 14e-1(c) under the Exchange Act, we expressly reserve the right to delay payment for Shares in order to comply in whole or in part with any applicable law, including, without limitation, the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and any other applicable foreign antitrust, competition or merger control laws. See Section 16 — “Certain Legal Matters; Regulatory Approvals.”

In all cases, we will pay for Shares accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) except in the case of Shares held in a book-entry/direct registration account maintained by Tasty Baking’s transfer agent (a “DRS Account”) (and not through a financial institution that is a participant in the system of The Depository Trust Company (“DTC”)), the certificates evidencing such Shares (the “Share Certificates”) or confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at DTC pursuant to the procedures set forth in Section 3 —

“Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering shareholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The term “Agent’s Message” means a message, transmitted by DTC to and received by the Depositary and forming a part of a Book-Entry Confirmation, that states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as paying agent for tendering shareholders for the purpose of receiving payments from us and transmitting such payments to tendering shareholders whose Shares have been accepted for payment. If we extend the Offer, are delayed in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights as described herein under Section 4 — “Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will we pay interest on the purchase price for Shares by reason of any extension of the Offer or any delay in making such payment.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering shareholder (or, (i) in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedure set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at DTC, and (ii) in the case of Shares tendered from a DRS Account such Shares will be credited to the applicable DRS Account), promptly following the expiration or termination of the Offer.

If, prior to the Expiration Date, Purchaser shall increase the consideration offered to holders of Shares pursuant to the Offer, such increased consideration will be paid to holders of all Shares that are purchased pursuant to the Offer, whether or not such shares were tendered prior to such increase in consideration.

3.	Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders.  In order for a shareholder to validly tender Shares pursuant to the Offer, (i) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and, except in the case of Shares held in a DRS Account (and not through a financial institution that is a participant in the system of DTC), either (A) the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or (B) such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date or (ii) the tendering shareholder must comply with the guaranteed delivery procedures set forth below.

Book-Entry Transfer.  The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of DTC may make a book-entry delivery of Shares by causing

DTC to transfer such Shares into the Depositary’s account at DTC in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at DTC, either the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date. Delivery of documents to DTC does not constitute delivery to the Depositary.

Signature Guarantees.  No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in DTC’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such holder has completed either the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing in the Security Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each an “Eligible Institution” and collectively “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in, the name of a person other than the registered holder, then the Share Certificate must be endorsed or accompanied by duly executed stock powers, in either case signed exactly as the name of the registered holder appears on the Share Certificate, with the signature on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery.  A shareholder who desires to tender Shares pursuant to the Offer and whose certificates for Shares are not immediately available, or who cannot comply with the procedure for book-entry transfer or the tender of Shares from a DRS Account on a timely basis, or who cannot deliver all required documents to the Depositary prior to the Expiration Date, may tender such Shares by satisfying all of the requirements set forth below:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by Purchaser, is received by the Depositary (as provided below) prior to the Expiration Date; and

•	the Depositary must receive at one of its addresses set forth on the back cover of this Offer to Purchase within three trading days after the date of execution of such Notice of Guaranteed Delivery either (i) the certificates for all tendered Shares, in proper form for transfer (or a Book-Entry Confirmation with respect to all such Shares), together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal), and any other documents required by the Letter of Transmittal or (ii) in the case of Shares held in a DRS Account, the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed with any required signature guarantees, and any other documents required by this Letter of Transmittal. A “trading day” is any day on which the NASDAQ Global Market is open for business.

The Notice of Guaranteed Delivery may be delivered by hand or may be transmitted by facsimile or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

Notwithstanding any other provision of this Offer, payment for Shares accepted pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) except with respect to Shares in a DRS Account, certificates evidencing such Shares or a Book-Entry Confirmation of a book-entry transfer of such

Shares into the Depositary’s account at DTC pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering shareholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through DTC, is at the option and risk of the tendering shareholder, and the delivery of all such documents will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering shareholder’s acceptance of the Offer, as well as the tendering shareholder’s representation and warranty that such shareholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering shareholder and us upon the terms and subject to the conditions of the Offer (and if the Offer is extended or amended, the terms of or the conditions to any such extension or amendment).

Determination of Validity.  All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion, which determination shall be final and binding on all parties, subject to the right of any such party to dispute such determination in a court of competent jurisdiction. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular shareholder, whether or not similar defects or irregularities are waived in the case of other shareholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to our satisfaction. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding, subject to the right of any such party to dispute such determination in a court of competent jurisdiction.

Appointment.  By executing the Letter of Transmittal as set forth above (or, in the case of a book-entry transfer, by delivering an Agent’s Message in lieu of a Letter of Transmittal), the tendering shareholder will irrevocably appoint designees of Purchaser as such shareholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such shareholder’s rights with respect to the Shares tendered by such shareholder and accepted for payment by Purchaser. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, we accept for payment Shares tendered by such shareholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such shareholder with respect to such Shares will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such shareholder (and, if given, will not be deemed effective). The designees of Purchaser will thereby be empowered to exercise all voting and rights related to such Shares, including, without limitation, in respect of any annual, special or adjourned meeting of Tasty Baking’s shareholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, Purchaser must be able to exercise full voting, consent and rights related to such Shares, including voting at any meeting of shareholders.

Information Reporting and Backup Withholding.  Payments made to shareholders of Tasty Baking in the Offer or the Merger generally will be subject to information reporting and may be subject to backup withholding. To avoid backup withholding, shareholders that do not otherwise establish an exemption should complete and return the Form W-9 included in the Letter of Transmittal, certifying that such shareholder is a U.S. person, the taxpayer identification number provided is correct, and that such shareholder is not subject to backup withholding. Certain shareholders (including corporations) generally are not subject to backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the Internal Revenue Service (“IRS”). Foreign shareholders should submit an appropriate and properly completed IRS Form W-8, a copy of which may be obtained from the Depositary, in order to avoid backup withholding. Such shareholders should consult a tax advisor to determine which Form W-8 is appropriate.

4.	Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after June 20, 2011, which is the 60th day after the date of the commencement of the Offer.

For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share certificates, the serial numbers shown on such Share certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered from a DRS Account, the applicable notice of withdrawal must also specify the name and number of the DRS Account to be credited with such withdrawn Shares, and if Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Date.

No withdrawal rights will apply to Shares tendered during a subsequent offering period and no withdrawal rights apply during the subsequent offering period with respect to Shares tendered in the Offer and accepted for payment. See Section 1 — “Terms of the Offer.”

We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal and our determination will be final and binding, subject to the right of any such party to dispute such determination in a court of competent jurisdiction. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.	Material United States Federal Income Tax Consequences.

The following sets forth the material United States federal income tax consequences of the Offer and the Merger to shareholders of Tasty Baking whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. This discussion is for general information only and does not purport to consider all aspects of United States federal income taxation that might be relevant to shareholders of Tasty Baking. This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary regulations thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly with retroactive effect. This discussion applies only to shareholders of Tasty Baking in whose hands Shares are capital assets within the meaning of Section 1221 of the Code. This discussion does not address foreign, state or local tax consequences of the Offer or the Merger, nor does it purport to address the U.S. federal income tax consequences of the transactions to shareholders who will actually or constructively (under the rules of Section 318 of the Code) own any stock of Tasty Baking following the Offer and the Merger or to special classes of taxpayers (e.g., foreign taxpayers, small business investment companies, regulated investment companies, real estate investment trusts, controlled foreign corporations, passive foreign investment companies, cooperatives, banks and certain other financial institutions, insurance companies, tax-exempt organizations, retirement plans, shareholders that are, or hold Shares through, partnerships or other pass-through entities for U.S. federal income tax purposes, U.S. persons whose functional currency is not the U.S. dollar, dealers in securities or foreign currency, traders that mark-to-market their securities, expatriates and former long-term residents of the United States, persons subject to the alternative minimum tax, and shareholders holding Shares that are part of a straddle, hedging, constructive sale or conversion transaction or who received Shares under Tasty Baking’s Amended and Restated 2003 Management and Directors Incentive Plan or pursuant to the exercise of employee stock options or otherwise as compensation). In addition, this discussion does not address U.S. federal taxes other than income taxes. This discussion assumes that the Shares are not United States real property interests within the meaning of Section 897 of the Code.

Because individual circumstances may differ, each shareholder should consult its, his or her own tax advisor to determine the applicability of the rules discussed below and the particular tax effects of the Offer and the Merger on a beneficial holder of Shares, including the application and effect of the alternative minimum tax and any state, local and foreign tax laws and of changes in such laws.

The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. In general, a shareholder who sells Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger will recognize gain or loss for United States federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received (determined before the deduction, if any, of any withholding tax) and the shareholder’s adjusted tax basis in the Shares sold pursuant to the Offer or exchanged for cash pursuant to the Merger. Gain or loss will be determined separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or exchanged for cash pursuant to the Merger. Such gain or loss will be long-term capital gain or loss, provided that a shareholder’s holding period for such Shares is more than one year at the time of consummation of the Offer or the Merger, as the case may be. Capital gains recognized by an individual upon a disposition of a Share that has been held for more than one year generally will be subject to a maximum United States federal income tax rate of 15%. In the case of a Share that has been held for one year or less, such capital gains generally will be subject to tax at ordinary income tax rates. Certain limitations apply to the use of a shareholder’s capital losses.

A shareholder whose Shares are purchased in the Offer or exchanged for cash pursuant to the Merger is subject to information reporting and may be subject to backup withholding unless certain information is provided to the Depositary or an exemption applies. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

6.	Price Range of Shares; Dividends.

The Shares currently trade on the NASDAQ Global Market (“Nasdaq”) under the symbol “TSTY.” As of April 15, 2011, Tasty Baking advised Parent that there were (i) 8,622,847 Shares outstanding (including unvested restricted shares) and (ii) 373,230 Shares authorized and reserved for issuance pursuant to the exercise of outstanding stock options and the conversion of outstanding deferred stock units.

The following table sets forth, for the periods indicated, the high and low sale prices per Share, as reported by Nasdaq based on published financial sources and the cash dividends per share declared by Tasty Baking’s board of directors.

			Cash
			Dividends
	High	Low	Declared

Year Ended December 26, 2009
First Quarter	$4.60	$3.10	$0.05
Second Quarter	7.49	4.00	0.05
Third Quarter	7.90	6.12	0.05
Fourth Quarter	7.00	5.70	0.05
Year Ended December 25, 2010
First Quarter	$7.70	$6.00	$0.05
Second Quarter	7.90	6.53	0.05
Third Quarter	7.60	5.95	0.05
Fourth Quarter	7.05	6.16	0.05
Year Ending December 31, 2011
First Quarter	$6.50	$2.01	$—
Second Quarter (through April 8, 2011)	2.25	1.50	—

On April 8, 2011, the last full date of trading before the public announcement of the signing of the Merger Agreement, the reported closing sales price of the Shares on Nasdaq was $1.61. On April 20, 2011, the last full date of trading before the commencement of the Offer, the reported closing sales price of the Shares on Nasdaq was $3.97. The Offer Price represents a 148% premium over the April 8, 2011 closing stock price and a 0.76% premium over the April 20, 2011 stock price. According to Tasty Baking’s Annual Report on Form 10-K for the fiscal year ended December 25, 2010 (“Tasty Baking’s Form 10-K”), the declaration and payment of dividends is subject to the discretion of Tasty Baking’s board of directors. Tasty Baking’s Form 10-K also states that its board of directors bases its decisions regarding dividends on, among other things, general business conditions, Tasty Baking’s financial condition and results, contractual, legal and regulatory restrictions regarding dividend payments and any other factors the board of directors may consider relevant. Tasty Baking’s Form 10-K also states that its board of directors has decided that no dividends will be paid for the foreseeable future. Under the terms of Tasty Baking’s credit agreement with its banks, Tasty Baking is prohibited from paying cash dividends in the future. Shareholders are urged to obtain a current market quotation for the Shares.

7.	Certain Information Concerning Tasty Baking.

Except as specifically set forth herein, the information concerning Tasty Baking contained in this Offer to Purchase has been taken from or is based upon information furnished by Tasty Baking or its representatives or upon publicly available documents and records on file with the SEC and other public sources. The summary information set forth below is qualified in its entirety by reference to Tasty Baking’s public filings with the SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information. We have no knowledge that would indicate that any statements contained herein based on such documents and records are untrue. However, we do not assume any responsibility for the accuracy or completeness of the information concerning Tasty Baking, whether furnished by Tasty Baking or contained in such documents and records, or for any failure by Tasty Baking to disclose events which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to us.

General.  Tasty Baking is a Pennsylvania corporation with its principal offices located at Navy Yard Corporate Center, Three Crescent Drive, Suite 200, Philadelphia, Pennsylvania 19112. Tasty Baking’s telephone number is (215) 221-8500. The following description of Tasty Baking and its business has been taken from Tasty Baking’s Form 10-K and is qualified in its entirety by reference to such Form 10-K. Tasty Baking manufactures, co-packages and sells a variety of premium single portion cakes, pies, donuts, snack bars, pretzels, and brownies under the well-established trademark, TASTYKAKE®. These products are comprised of approximately 169 varieties. The best known products with the widest sales acceptance are sponge cakes marketed under the trademarks JUNIORS® and KRIMPETS®, and chocolate enrobed cakes under KANDY KAKES®. Tasty Baking’s products are sold principally by independent sales distributors through distribution routes to approximately 16,000 retail outlets in Delaware, Maryland, New Jersey, New York, Ohio, Pennsylvania and Virginia, which comprise Tasty Baking’s core market.

Available Information.  The Shares are registered under the Exchange Act. Accordingly, Tasty Baking is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning Tasty Baking’s directors and officers, their remuneration, stock awards granted to them, the principal holders of Tasty Baking’s securities, any material interests of such persons in transactions with Tasty Baking and other matters is required to be disclosed are contained in Tasty Baking’s Form 10-K, which was filed with the SEC on April 11, 2011. Such information also will be available in Tasty Baking’s Solicitation/Recommendation Statement on Schedule 14D-9 and the Information Statement annexed thereto. Such reports, proxy statements and other information are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a web site on the Internet at www.sec.gov that contains reports, proxy statements and other information regarding registrants, including Tasty Baking, that file electronically with the SEC.

Financial Projections.  In connection with our due diligence review of Tasty Baking, Tasty Baking made available to us certain non-public financial projections prepared by Tasty Baking’s management. Tasty Baking has advised us that it does not as a matter of course make public long-term projections as to future revenues, earnings or other results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. A summary of the projections provided to us by Tasty Baking is set forth below.

Although Parent and Purchaser were provided with the projections included below, they did not base their analysis of Tasty Baking on these projections. The inclusion of the projections in this Offer to Purchase should not be regarded as an indication that any of Tasty Baking, Purchaser, Parent or their affiliates, advisors or representatives considered or consider the projections to be predictive of actual future events, and the projections should not be relied upon as such. Neither Tasty Baking nor Purchaser, the Parent or their respective affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ from the projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the projections to reflect circumstances existing after the date such projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. Neither Tasty Baking nor Purchaser or Parent intend to make publicly available any update or other revisions to the projections, except as required by law.

Tasty Baking has advised us that the financial projections were prepared solely for internal use and not with a view toward public disclosure or toward complying with generally accepted accounting principles or “GAAP,” the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither Tasty Baking’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the financial projections provided below, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for, and disclaim any association with, the financial projections. Furthermore, the unaudited prospective financial information does not take into account any circumstances or events occurring after the date it was prepared.

The projections are not being included in this Offer to Purchase to influence a shareholder’s decision whether to tender his or her Shares in the Offer, but because the projections were made available by Tasty Baking to Purchaser in connection with its evaluation of a business combination transaction. The financial projections included below were prepared by, and are the responsibility of, Tasty Baking’s management. Tasty Baking has advised us that its financial projections reflect numerous estimates and assumptions with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to Tasty Baking’s business, all of which are difficult to predict and many of which are beyond Tasty Baking’s control. These financial projections are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments.

These projections do not give effect to the Offer or the Merger, or any alterations that Parent’s management or board of directors may make to Tasty Baking’s operations or strategy after the completion of the Offer. Accordingly, there can be no assurance that the assumptions made by Tasty Baking in preparing the projections will be realized and actual results may be materially greater or less than those contained in the projections. The projections may differ from publicized analyst estimates and forecasts. Tasty Baking has made publicly available its actual results of operations for the year ended December 25, 2010. Shareholders should review Tasty Baking’s Form 10-K filed with the SEC to obtain this information.

Readers of this Offer to Purchase are strongly cautioned not to place undue reliance on the projections included below. No representation is made by Parent, Purchaser, Tasty Baking, their respective advisors or any other person to any shareholder regarding the information included in these projections or the ultimate performance of Tasty Baking compared to the information included in the above projections. The inclusion of the projections herein should not be regarded as an indication that the projections will be necessarily predictive of actual future events, and they should not be relied on as such.

All projections are forward-looking statements. These and other forward-looking statements are expressly qualified in their entirety by the risks and uncertainties described above and the risk factors contained in Item 1A of Tasty Baking’s Form 10-K. Any provisions of the Private Securities Litigation Reform Act of 1995 that may be referenced in Tasty Baking’s Form 10-K are not applicable to any forward-looking statements made in connection with the Offer.

	Financial Projections		Financial Projections
	Provided in January 2011(1)		Provided in March 2011
	Estimated		Estimated
FYE December	2010E(2)(3)	2011E(3)	2011E(4)
	($ in millions, except per share data)

Gross Sales	$293.6	$326.5	$325.8
Net Sales	177.9	199.0	197.7
% Growth	(1.5)%	11.9%	*

Gross Profit	64.1	76.6	75.0(5)
% of Net Sales	36.0%	38.5%	*

SG&A	47.9	47.5	49.5
Depreciation	9.7	10.3	10.3
Other Expense (Income)	(1.4)	(0.7)	*

Operating Income	8.0	19.5	15.2	(6)
% of Net Sales	4.5%	9.8%	*

Interest Expense	6.6	7.2	8.4
Provision for Income Taxes	0.6	4.9	(0.2)

Net Income	$0.8	$7.3	$7.0
% of Net Sales	0.4%	3.7%	*

Other:
Operating Income	$8.0	$19.5	$15.2	(6)
Depreciation	9.7	10.3	10.3
Amortization	0.5	0.5	0.5
Other Expense (Income)	(1.4)	(0.7)	*

EBITDA	$16.8	$29.7	$29.6	(7)

% of Net Sales	9.4%	14.9%	15.0%

Other:
Capital Expenditures	$14.2	$4.4	$6.0

*	not provided

(1)	Actual/estimated results through December 2010. Financials shown on an adjusted basis reflecting the elimination of non-recurring items and the impact of the Navy Yard bakery transition as described in notes (2) and (3) below.

(2)	Includes adjustments of $4.1 million for incremental depreciation resulting from the change in useful lives of certain assets at Tasty Baking’s Hunting Park bakery; $0.6 million for non-recurring write-off of spare parts inventory related to the move to the new bakery; $5.1 million for additional costs related to operating two bakeries during the transition period; $3.7 million for additional manufacturing variances created in the plant transition; $0.5 million for overtime associated with additional labor variances; $4.0 million in gross sales which is offset by $1.1 million included in sales discounts and $1.2 million in Cost of Goods Sold for lost sales due to plant optimization issues; $2.5 million reduction to product returns due to shelf life extensions for several products due to new bakery equipment at a full year run rate; $0.8 million included in Costs of Goods Sold, $1.0 million in SG&A and $2.1 million in Other Expense for non-recurring restructuring charges related to headcount reductions; $1.0 million in gross sales which is offset by $0.3 million included in sales discounts and $0.3 million in Costs of Goods Sold for the impact of plant fire and severe weather; and $0.9 million in SG&A for write-off due to A&P bankruptcy.

(3)	Includes adjustments of $1.6 million in SG&A for public company costs and $0.9 and $1.1 million in Costs of Goods Sold for 2010 and 2011, respectively, and $0.2 million in SG&A for 2010 and 2011, respectively, for non-cash building rental.

(4)	Replaces previous 2011 financial projections. January represents actual results, February through December are estimated per management. Excludes impact of any transaction related costs (except identified costs in Q1 2011) and assumes company replicates existing capital structure at June 30, 2011.

(5)	Gross Profit was originally presented in March 2011 projections as $64.7 million which is net of Depreciation of $10.3 million.

(6)	Presented as Earnings Before Interest and Taxes in March 2011 Projections.

(7)	Financial statements presented on an unadjusted basis, except for calculation of EBITDA, which includes the following adjustments of $0.7 million for transaction and bank amendment fees; $1.2 million for a non-cash rent expense; $0.9 million non-cash equity compensation; and $0.8 million for other public company costs.

8.	Certain Information Concerning Parent and Purchaser.

General.  Parent is a Georgia corporation, incorporated in the state of Georgia in 2000. Its predecessor was incorporated in the state of Georgia in 1919 and went public under its former name, Flowers Industries in 1968. Parent’s principal executive offices are located at 1919 Flowers Circle, Thomasville, Georgia 31757. The telephone number of Parent is (229) 226-9110. The following description of Parent and its business is qualified in its entirety by reference to Parent’s Annual Report on Form 10-K for the fiscal year ended January 1, 2011. Parent is one of the nation’s leading producers and marketers of packaged bakery foods for retail and foodservice customers. Among Parent’s top brands are Nature’s Own, Whitewheat, Cobblestone Mill, Blue Bird, and Mrs. Freshley’s. Parent operates 40 bakeries that are among the most efficient in the baking industry. Parent produces, markets, and distributes fresh bakery products that are delivered to customers daily through a direct-store-delivery system serving the Southeast, Mid-Atlantic, and Southwest as well as select markets in California and Nevada. Parent also produces and distributes fresh snack cakes and frozen breads and rolls nationally through warehouse distribution.

Purchaser is a Pennsylvania corporation, incorporated and formed in April 2011, with its principal offices located at 1919 Flowers Circle, Thomasville, Georgia 31757. The telephone number of Purchaser is (229) 226-9110. Purchaser is a wholly-owned direct subsidiary of Parent. Purchaser was formed solely for the purpose of engaging in the Offer, the Merger and the other transactions contemplated by the Merger Agreement and has not engaged, and does not expect to engage, in any other business activities. Upon the completion of the Merger, Purchaser will cease to exist and Tasty Baking will continue as the surviving corporation.

The name, citizenship, business address, business phone number, present principal occupation or employment and past material occupation, positions, offices or employment for at least the last five years for each director and executive officer of Parent and Purchaser and certain other information are set forth in Schedule I hereto.

During the last five years, none of Parent, Purchaser or, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I to this Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

Except as described above or in Schedule I hereto, (i) none of Parent, Purchaser or, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of Parent or Purchaser or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of Parent, Purchaser or, to the best knowledge of Purchaser and Parent, any of the persons or entities referred to in Schedule I hereto nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares during the past 60 days.

Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, none of Parent, Purchaser or, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship, whether or not legally enforceable, with any other person with respect to any securities of Tasty Baking (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies, consents or authorizations).

Except as set forth in this Offer to Purchase, none of Parent, Purchaser or, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I hereto, has had any business relationship or transaction with Tasty Baking or any of its executive officers, directors or affiliates during the past two years. Except as set forth in this Offer to Purchase, there have been no material contacts, negotiations or transactions between Parent or any of its subsidiaries or, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Tasty Baking or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets during the past two years.

Available Information.  Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, as well as other information filed by Purchaser with the SEC, are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a web site on the Internet at www.sec.gov that contains the Schedule TO and the exhibits thereto and other information that Purchaser has filed electronically with the SEC.

9.	Source and Amount of Funds.

Completion of the Offer is not conditioned upon obtaining financing. Because the only consideration to be paid in the Offer and the Merger is cash, the Offer is to purchase all issued and outstanding Shares, and there is no financing condition to the completion of the Offer, we believe the financial condition of Parent and Purchaser is not material to a decision by a holder of Shares whether to sell, hold or tender Shares in the Offer.

Parent and Purchaser estimate that the total funds required to complete the Offer and the Merger and to pay related transaction fees and expenses will be approximately $40 million. Parent will provide Purchaser with sufficient funds to pay for all Shares accepted for payment in the Offer or to be acquired in the Merger. Parent anticipates funding these payments with funds from cash on hand and its existing revolving credit facility. Parent and Purchaser do not have any alternative financing plans or arrangements.

Parent is a party to a credit agreement, dated June 6, 2006, with the lenders party to thereto, Bank of America N.A., Harris N.A. and Cooperative Centrale Raiffeisen-Boerenleen Bank, B.A., New York Branch, as co-documentation agents, SunTrust Bank, as syndication agent, and Deutsche Bank AG New York Branch, as Administrative Agent (as heretofore or hereafter amended, the “Credit Facility”). Pursuant to the Credit Facility, Parent has a five-year, $250.0 million unsecured revolving loan facility that expires October 5, 2012. Proceeds from the Credit Facility may be used for working capital and general corporate purposes, including acquisition financing, refinancing of indebtedness and share repurchases. The credit facility includes certain customary restrictions, which, among other things, require maintenance of financial covenants and limit encumbrance of assets and creation of indebtedness. Restrictive financial covenants include such ratios as a minimum interest coverage ratio and a maximum leverage ratio. Parent believes that, given its current cash position, its cash flow from operating activities and its available credit capacity, it can comply with the current terms of the Credit Facility and can meet presently foreseeable financial requirements.

Interest is due quarterly in arrears on any outstanding borrowings at a customary Eurodollar rate or the base rate plus the applicable margin. The underlying rate is defined as the rate offered in the interbank Eurodollar market or the higher of the prime lending rate or federal funds rate plus 0.5%. The applicable margin ranges from 0.00% to 0.30% for base rate loans and from 0.40% to 1.275% for Eurodollar loans. In addition, a facility fee ranging from 0.10% to 0.35% is due quarterly on all commitments under the credit facility. Both the interest margin and the facility fee are based on Parent’s leverage ratio. Parent has sufficient availability under the Credit Facility to finance the Offer and the Merger.

10.	Background of the Offer; Past Contacts or Negotiations with Tasty Baking.

The following chronology summarizes the key meetings, conversations and events between Parent and its representatives and Tasty Baking and its representatives that led to the signing of the Merger Agreement. This chronology covers only key events leading up to the Merger Agreement and does not purport to catalogue every conversation between representatives of Parent, Tasty Baking and other parties. For purposes of this Section 10, references to “Parent,” unless otherwise specified, are to Parent and its employees and representatives. Item 4 of the Schedule 14D-9 contains Tasty Baking’s description of the key meetings, conversations and events involving Tasty Baking and its representatives that led to the signing of the Merger Agreement.

As part of its normal strategic planning process, Parent regularly evaluates opportunities to expand its business and product offerings through acquisitions. As part of this process, Parent identified Tasty Baking as presenting a potential strategic opportunity for Parent to accelerate its expansion into additional geographic markets. From August 2010 to November 2010, senior executives of Parent, including its Chairman and Chief Executive Officer, held preliminary meetings with Tasty Baking’s Chief Executive Officer and certain Tasty Baking directors to discuss Parent’s interest in exploring a potential acquisition of Tasty Baking. At these meetings, Tasty Baking management presented certain general background information concerning Tasty Baking and its business and the parties discussed Parent’s interest in pursuing a strategic transaction. In November 2010, Parent’s Chairman and Chief Executive Officer spoke with Tasty Baking’s Chief Executive Officer to inform him that Parent was not currently interested in pursuing a strategic transaction with Tasty Baking.

In the evening of January 4, 2011 after the close of the stock market, Tasty Baking’s Chairman of the Board contacted Parent’s Chairman and Chief Executive Officer to inform him of liquidity issues facing Tasty Baking which would be discussed in a press release to be released on January 5, 2011. Later in the evening on January 4, 2011, Tasty Baking’s Chief Executive Officer spoke with Parent’s Chairman and Chief Executive Officer to further discuss Parent’s interest in exploring a potential acquisition of Tasty Baking given the liquidity issues Tasty Baking was currently facing and its decision to pursue its strategic options including a potential business combination with another company. On January 5, 2011, Parent was also contacted by Janney, Tasty Baking’s financial advisor, to discuss Parent’s interest in pursuing an acquisition of Tasty Baking and to provide direction on the bidding process.

On January 5, 2011, Parent contacted Deutsche Bank Securities Inc. (“Deutsche Bank”) to discuss the potential transaction with Tasty Baking and to engage Deutsche Bank as Parent’s financial advisor. On January 6, 2011, Parent senior management and Deutsche Bank discussed Tasty Baking and its business and certain preliminary valuation considerations via a conference call.

On January 7, 2011, Parent engaged Jones Day to serve as its legal counsel in connection with the potential acquisition and to assist on acquisition-related matters, including due diligence. On January 10, 2011, to facilitate further discussions and the exchange of confidential information in contemplation of a possible transaction, Parent and Tasty Baking entered into a confidentiality agreement. Subsequently, Parent received from Janney a copy of a confidential information memorandum (the “CIM”) describing Tasty Baking and its business.

On February 9-10, 2011, executives of Parent and Deutsche Bank met with members of Tasty Baking’s senior management and Janney at Tasty Baking’s headquarters in Philadelphia, Pennsylvania for presentations on the business and financial outlook of Tasty Baking as well as tours of its plant and office locations. At that time, Parent received from Janney an updated copy of the CIM.

On February 17, 2011, Parent received from Janney a bid process letter describing the procedure for the first round of bidding. At its regularly scheduled quarterly board meeting, the Parent board of directors (“Parent Board”) considered Parent’s potential acquisition of Tasty Baking and the Parent Board was provided additional information about Tasty Baking. On February 21, 2011, Parent and its representatives were granted access to Tasty Baking’s online datasite.

On March 3, 2011, based on the limited due diligence that Parent had conducted as of that date, Parent sent a non-binding letter of interest to Tasty Baking (the “March 3 Letter”) to acquire all of the common shares of Tasty Baking for a price of $4.00 per share plus assumption of Tasty Baking’s indebtedness. Parent’s indication of interest was based solely on publicly available information about Tasty Baking as well as the due diligence materials that had been provided to Parent as of such date and was subject to, among other things, satisfactory completion of a more detailed due diligence review of Tasty Baking.

On March 9, 2011, the Parent Board met together with representatives from Deutsche Bank and Jones Day and discussed the status of the sale process in connection with the Parent Board’s annual strategy session.

On March 10, 2011, Janney and Deutsche Bank discussed the March 3 Letter and Deutsche Bank provided requested clarifications on the proposal.

On March 15, 2011, Janney informed Deutsche Bank that Parent would likely need to increase its bid to be included in the final round of the sale process. Parent and Deutsche Bank convened a conference call to discuss the feedback and to determine additional information needed to consider an increase to its proposal. Parent subsequently requested certain additional financial information from Janney.

After further discussions among Parent and its advisors, on March 16, 2011, Parent authorized Deutsche Bank to verbally indicate to Janney that Parent would be prepared to increase its proposal to $4.50 per share plus assumption of Tasty Baking’s indebtedness and subject to, among other things, satisfactory completion of a more detailed due diligence review of Tasty Baking. Deutsche Bank communicated the revised proposal to Janney, who requested that the revised proposal be submitted in the form of a letter.

On March 17, 2011, Parent sent a non-binding letter of interest to Tasty Baking (the “March 17 Letter”) to acquire all of the common shares of Tasty Baking for a price of $4.50 per share plus assumption of Tasty Baking’s indebtedness.

On March 18, 2011, Janney alerted Deutsche Bank that Parent would be invited to participate in the next round of the sale process with definitive proposals due on April 1, 2011 and a target signing date of April 6, 2011.

On March 21, 2011, Parent engaged Pricewaterhouse Coopers LLC (“PwC”) to conduct financial due diligence on Tasty Baking. During the week of March 21, 2011, Parent’s executives and representatives from PwC visited Philadelphia, Pennsylvania to conduct additional due diligence at Tasty Baking’s headquarters and its plants.

On March 22, 2011, Parent and Jones Day received from Janney, Tasty Baking’s proposed Agreement and Plan of Merger (the “Draft Merger Agreement”) setting forth Tasty Baking’s proposed deal structure (which is substantially reflected by the Offer and the Merger) and Tasty Baking’s proposed deal terms.

On March 26, 2011, Parent and Jones Day received from Janney a bid process letter, which stated that Parent’s final offer and a mark-up of the Draft Merger Agreement were due on April 1, 2011.

On March 27, 2011, attorneys from Jones Day contacted Stradley Ronon Stevens & Young (“Stradley”), Tasty Baking’s outside legal counsel in connection with the transaction, via telephone to discuss the process in further detail.

Between March 26-31, 2011, Parent’s Chairman and Chief Executive Officer spoke in various calls with Tasty Baking’s Chairman of the Board, Chief Executive Officer and another Tasty Baking director to discuss financial and operational due diligence matters.

During the week of March 28, 2011, Deutsche Bank communicated to Janney that Parent was concerned about the labor uncertainty regarding a collective bargaining unit in the Philadelphia, Pennsylvania plant that was not under contract and indicated it would be unwilling to execute a definitive agreement unless this issue was resolved and Parent’s Chairman and Chief Executive Officer communicated the same to Tasty Baking’s Chairman of the Board.

On March 31, 2011, the Parent Board held a special meeting telephonically that was also attended by Parent senior management and representatives from Jones Day and Deutsche Bank to review the valuation of Tasty Baking and the potential terms of the transaction. At the conclusion of the meeting, the Parent Board unanimously approved the acquisition of Tasty Baking.

On April 1, 2011, Parent sent a non-binding offer letter to Tasty Baking (the “April 1 Letter”) to acquire all of the common shares of Tasty Baking for a price of $5.00 per share plus assumption of Tasty Baking’s indebtedness together with Jones Day’s markup of the Draft Merger Agreement. The April 1 Letter also stated that Parent would require a period of exclusivity to complete due diligence and negotiate a definitive agreement.

On April 5, 2011, Stradley delivered Jones Day a revised Draft Merger Agreement.

On April 6, 2011, via a memorandum, Parent updated the Parent Board on the status of the negotiations with Tasty Baking.

Between April 6, 2011 and April 10, 2011, attorneys from Jones Day and Stradley, in consultation with Parent and Tasty Baking and their respective financial advisors, engaged in negotiations and discussions regarding, and continued to exchange drafts of, the Draft Merger Agreement.

On April 7, 2011, Parent executives and representatives from Jones Day, PwC and Deutsche Bank met telephonically to discuss all outstanding due diligence issues.

On April 7, 2011, Tasty Baking notified Parent about uncertainties regarding a certain material customer of Tasty Baking and other due diligence matters. On April 8, 2011, Parent requested from Tasty Baking additional due diligence materials relating to the issues surrounding the material customer before it could execute a definitive agreement. In the afternoon of April 8, 2011, Janney provided Parent with information that indicated the issue related to the material customer had been resolved. Later in the afternoon and evening of April 8, 2011, Parent held telephonic discussions with Deutsche Bank and PwC regarding the valuation implications on the transaction of the potential customer uncertainties.

On April 9, 2011, Tasty Baking entered into an agreement, effective April 10, 2011, with the Bakers, Confectionary, Tobacco Workers and Grain Millers Local 492. On April 9, 2011, Tasty Baking executives and certain of its directors held telephonic discussions with Parent senior management to quantify and explain the issues surrounding a material customer. Also, Parent’s senior management met to discuss the potential customer issue and other due diligence matters. In addition, Parent had telephonic discussions with representatives from Jones Day, PwC and Deutsche Bank regarding the transaction implications of the customer uncertainties. Shortly thereafter, Parent’s senior management discussed the status of the potential transaction (including the related customer issues) with the Parent Board and the decision was made to move forward with the transaction at a lower price.

On April 9, 2011, Deutsche Bank held a telephonic discussion with Janney to communicate Parent’s decision to reduce the price per share to $4.00 per share. In a subsequent conversation, Janney stated that Tasty Baking had agreed to the $4.00 per share price.

Late in the evening on April 10, 2011, the parties finalized the terms of the Draft Merger Agreement and Parent finalized all outstanding due diligence related matters, Tasty Baking informed Parent that the Tasty Baking board of directors had met and unanimously approved the Merger Agreement, and Tasty Baking and Parent executed the same.

On April 11, 2011, Tasty Baking and Parent publicly announced the execution of the Merger Agreement in a joint release.

11.	The Merger Agreement; Other Agreements

Merger Agreement

The following summary of certain provisions of the Merger Agreement is qualified by reference to the Merger Agreement itself, which is incorporated herein by reference. We have filed a copy of the Merger Agreement as an exhibit to the Schedule TO. The Merger Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 8 — “Certain Information Concerning Parent and Purchaser.” Shareholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below. Capitalized terms used herein and not otherwise defined have the meanings set forth in the Merger Agreement.

The Offer.  The Merger Agreement provides that Purchaser, as assignee to all the rights and obligations of Flowers Bakeries under the Merger Agreement, will commence the Offer as promptly as practicable (and in any event within 10 business days) after the execution of the Merger Agreement. Purchaser’s obligation to accept for payment and pay for Shares validly tendered in the Offer is subject to the satisfaction of the Minimum Condition and the other conditions that are described in Section 15 — “Certain Conditions of the Offer.” Subject to the satisfaction of the Minimum Condition and the other conditions that are described in Section 15 — “Certain Conditions of the Offer,” the Merger Agreement provides that Purchaser will accept for payment and pay for all Shares validly tendered and not properly withdrawn in the Offer as promptly as practicable on or after the Expiration Date.

Parent and Purchaser expressly reserved the right to increase the Offer Price, to make other changes in the terms and conditions of the Offer and to waive conditions to the Offer, except that Tasty Baking’s prior written approval is required for Parent and Purchaser to:

•	reduce the number of Shares subject to the Offer;

•	reduce the Offer Price;

•	change, modify or waive the Minimum Condition;

•	add to the conditions to the Offer, other than the Minimum Condition, or modify or change any condition to the Offer in a manner adverse in any material respect to any of Tasty Baking’s shareholders;

•	except as provided for in the Merger Agreement, extend or otherwise change the expiration date of the Offer;

•	change the form of consideration payable in the Offer; or

•	amend, modify or supplement any other term of the Offer in a manner adverse in any material respect to Tasty Baking’s shareholders.

The Merger Agreement contains provisions to govern the circumstances in which Purchaser is required or permitted to extend the Offer. Specifically, the Merger Agreement provides that:

•	Purchaser will extend the Offer to the extent required by applicable law or the rules, regulations, interpretations or positions of the SEC or its staff.

•	Purchaser may extend the Offer for successive periods of up to 10 business days each (or for a period up to 20 business days with Tasty Baking’s prior written consent) until the Outside Date, if at the then scheduled Expiration Date all of the conditions to the Offer have not been satisfied or waived by Parent or Purchaser.

•	Purchaser will extend the Offer on one occasion for a period of up to 7 business days if requested by Tasty Baking until the Outside Date, if at the then scheduled Expiration Date all of the conditions to the Offer have not been satisfied or waived by Parent or Purchaser.

After acceptance for payment of Shares in the Offer, Purchaser may provide a Subsequent Offering Period not to exceed 10 business days in accordance with Rule 14d-11 under the Exchange Act. Purchaser is required to immediately accept for payment, and promptly pay for, all Shares validly tendered in any Subsequent Offering Period.

Purchaser has agreed that it will not terminate the Offer prior to any scheduled Expiration Date without the written consent of Tasty Baking, except if the Merger Agreement is terminated pursuant to its terms. If Purchaser terminates or withdraws the Offer in accordance with the terms of the Merger Agreement or the Merger Agreement is terminated pursuant to its terms, then Purchaser is required to promptly terminate the Offer and the Depositary will return all Shares tendered in the Offer.

Top-Up Option.  Pursuant to the Merger Agreement, Tasty Baking granted to Purchaser an irrevocable Top-Up Option, exercisable in whole, but not in part, to purchase, at a price per share equal to the Offer Price, the number of Shares that, when added to the number of Shares owned by Parent and Purchaser immediately prior to the exercise of the Top-Up Option, constitute one Share more than 80% of the outstanding Shares immediately after the issuance of the Top-Up Option Shares on a partially diluted basis (assuming conversion or exercise of all deferred stock units, but not any other derivative securities, including stock options) (the “Top-Up Shares”). The exercise price for the Top-Up Option may be paid by Parent or Purchaser either (i) entirely in cash, by wire transfer of same-day funds or (ii) by (A) paying in cash by wire transfer of same-day funds an amount equal to not less than the aggregate par value of the Top-Up Shares and (B) issuing Tasty Baking a promissory note, bearing simple interest at 5% per annum, with principal and interest due in one year, and prepayable in whole or in part without premium or penalty. The Top-Up Option is not exercisable for a number of Shares in excess of the total number of Shares authorized and unissued or held in Tasty Baking’s treasury at the time of exercise.

Tasty Baking’s Board of Directors.  Under the Merger Agreement, after Purchaser accepts for payment Shares validly tendered in the Offer and up to the Effective Time, subject to payment for the Shares, Parent is entitled to designate a number of directors, rounded up to the next whole number, to the board of directors of Tasty Baking that is equal to the total number of directors on Tasty Baking’s board of directors multiplied by the percentage that the Shares beneficially owned by the Parent and/or Purchaser bears to the total number of Shares then outstanding. In this situation, at Parent’s request, Tasty Baking will take all actions necessary to enable Parent’s designees to be designated to Tasty Baking’s board of directors, including increasing the size of Tasty Baking’s board of directors and/or securing the resignations of its incumbent directors. After Purchaser accepts for payment any Shares validly tendered in the Offer and subject to payment for the Shares, Tasty Baking also agreed to cause Parent’s designees to serve, in the same relative percentage as they hold on the board of directors, on each committee of Tasty Baking’s board of directors.

After Parent’s designees constitute a majority of Tasty Baking’s board of directors, but prior to the Effective Time, Tasty Baking agreed to use its reasonable best efforts to cause at least three directors who are currently members of Tasty Baking’s board of directors to remain as directors. We refer to these remaining directors, or their successors who may be appointed in accordance with the Merger Agreement, as the “Continuing Directors.” The approval of a majority of the Continuing Directors is required for Tasty Baking to:

•	terminate the Merger Agreement;

•	amend the Merger Agreement, if the amendment requires action of Tasty Baking’s board of directors;

•	amend Tasty Baking’s articles of incorporation or by-laws;

•	extend the time for performance of Parent’s or Purchaser’s obligations or actions under the Merger Agreement; or

•	waive compliance with, or enforce, any of the agreements or conditions in the Merger Agreement for the benefit of Tasty Baking.

The Merger.  The Merger Agreement provides that, following completion of the Offer and subject to the terms and conditions of the Merger Agreement, and in accordance with the PBCL, at the Effective Time:

•	Purchaser will be merged with Tasty Baking, and the separate existence of Purchaser will cease;

•	Tasty Baking will continue as the surviving corporation of the Merger (which we refer to as the “surviving corporation”);

•	the surviving corporation will possess all property, rights, privileges, immunities, powers, franchises, licenses and authority of Tasty Baking and Purchaser, and all of the restrictions, obligations, liabilities, debts and duties of Tasty Baking and Purchaser will become the restrictions, obligations, liabilities, debts and duties of the surviving corporation; and

•	the surviving corporation will continue to be governed by the laws of the Commonwealth of Pennsylvania.

At the Effective Time, the articles of incorporation and by-laws of the surviving corporation will be amended to be identical to the articles of incorporation and by-laws of Purchaser, as in effect immediately prior to the Merger.

The obligations of the parties to the Merger Agreement to effect the Merger are subject to the satisfaction or waiver by Tasty Baking and Parent of the following conditions:

•	the Merger has been approved by the vote of Tasty Baking’s shareholders, if required, in accordance with the PBCL;

•	Purchaser has accepted for payment all Shares validly tendered and not withdrawn in the Offer; and

•	no law or order has been enacted, issued, promulgated, enforced or entered by a governmental entity that makes the Merger illegal or otherwise prohibits the consummation of the Merger.

Conversion of Capital Stock.  At the Effective Time:

•	Shares issued and outstanding prior to the Effective Time (other than Shares to be cancelled in accordance with the following bullet point, and other than Shares held by a holder who exercises dissenters rights with respect to the Shares) will be converted into the right to receive in cash the Offer Price or the appropriate fraction thereof, in the case of a fractional share, without interest and subject to any withholding of taxes as required by applicable law;

•	Shares held by Tasty Baking as treasury stock or otherwise or by Parent or Purchaser or any of their respective direct or indirect wholly-owned subsidiaries prior to the Effective Time will be cancelled and retired, and no consideration or payment will be delivered in exchange for those Shares; and

•	Shares of Purchaser’s common stock issued and outstanding prior to the Effective Time will be converted into one fully paid share of common stock of the surviving corporation and will constitute the only outstanding shares of capital stock of the surviving corporation.

After the Effective Time, the Shares will be canceled and retired and will cease to exist, and the holders of certificates or book-entry shares that immediately prior to the Effective Time represented Shares will cease to have any rights with respect to the Shares other than the right to receive, upon the surrender of the certificates or book-entry shares, the Offer Price, without interest and subject to any withholding of taxes as required by applicable law. At or prior to the Effective Time, Parent or Purchaser has agreed to deposit with the paying agent for the Merger the aggregate consideration to be paid to holders of Shares in the Merger.

Treatment of Options.  At the Effective Time, each outstanding option to purchase Shares, whether or not then vested or exercisable, will be cancelled in consideration for the right to receive a cash payment, without interest, equal to the total number of Shares subject to the option, multiplied by the amount by which the Offer Price exceeds the exercise price per Share of the option, less any applicable withholding of taxes (the “Option Consideration”). If the exercise price per Share of any such option is equal to or greater than the Offer Price, the option will be cancelled without any cash payment.

Treatment of Unvested Restricted Shares.  Immediately prior to the Effective Time, any right of repurchase or risk of forfeiture or other condition under any award agreement for restricted shares will lapse and any vesting thereon will fully accelerate. In addition, pursuant to the award agreements governing the outstanding restricted shares, all such restricted shares will vest at the Acceptance Time. As a result, holders of such vested Shares could tender their Shares in a subsequent offering period (if applicable).

Treatment of Deferred Stock Units.  At the Effective Time, each outstanding deferred stock unit, whether or not then vested or exercisable, will be cancelled and converted into the right to receive a cash payment, without interest, equal to the total number of Shares subject to the deferred stock unit award multiplied by the Offer Price, less any applicable withholding of taxes.

Merger Without a Meeting of Shareholders; Shareholders’ Meeting.  After Purchaser accepts for payment all Shares validly tendered in the Offer, Parent and Purchaser intend to cause the Merger to become effective as promptly as reasonably practicable without a meeting of Tasty Baking’s shareholders pursuant to applicable law if Parent and Purchaser own at least 80% of the outstanding Shares entitled to vote on the Merger, including Top-Up Option Shares.

If a meeting of Tasty Baking’s shareholders is required to complete the Merger, Tasty Baking has agreed, as promptly as reasonably practicable after completion of the Offer, to call and hold a meeting of its shareholders, which we refer to as the “shareholders’ meeting,” for the purpose of voting upon the approval of the Merger. Tasty Baking has also agreed to prepare and file with the SEC a proxy statement relating to the shareholders’ meeting to be held to consider the adoption of the Merger Agreement.

Representations and Warranties.  The Merger Agreement contains representations and warranties made by Tasty Baking to Parent and Purchaser and representations and warranties made by Parent and Purchaser to Tasty Baking. The representations and warranties in the Merger Agreement were made solely for purposes of the Merger Agreement, were the product of negotiations among Tasty Baking, Parent and Purchaser, and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Merger Agreement. Some of those representations and warranties may not be accurate or complete as of any particular date because they are subject to a contractual standard of materiality or material adverse effect different from that generally applicable to public disclosures to shareholders or used for the purpose of allocating risk between the parties to the Merger Agreement rather than establishing matters of fact. Moreover, inaccuracies in the representations and warranties are subject to waiver by the parties to the Merger Agreement without notice. Accordingly, you should not rely on the representations and warranties contained in the Merger Agreement as statements of actual facts.

In the Merger Agreement, Tasty Baking has made customary representations and warranties to Parent and Purchaser with respect to, among other things:

•	corporate matters related to Tasty Baking and its subsidiaries, such as organization, standing, qualification, power and authority;

•	its capital structure;

•	required consents and approvals, and no violations of laws, governance documents or agreements;

•	the validity of the Merger Agreement, including approval by Tasty Baking’s board of directors;

•	the inapplicability of state takeover statutes;

•	compliance with laws and permits;

•	financial statements and public SEC filings;

•	internal controls and compliance with the Sarbanes-Oxley Act;

•	conduct of business and the absence of a Company Material Adverse Effect;

•	the absence of undisclosed liabilities;

•	the absence of litigation;

•	taxes;

•	intellectual property;

•	employee benefit plans, ERISA matters and certain related matters;

•	labor matters;

•	real property;

•	environmental matters;

•	material contracts;

•	industry practices and compliance with applicable governing laws;

•	the opinion of its financial advisor;

•	the vote required for approval of the Merger;

•	brokers’ fees and expenses; and

•	related party transactions.

Some of the representations and warranties in the Merger Agreement made by Tasty Baking are qualified as to “materiality” or “Company Material Adverse Effect.” For purposes of the Merger Agreement, a “Company Material Adverse Effect” means any event, occurrence, fact, condition or change that is materially adverse to (i) the business, results of operations, condition (financial or otherwise), or assets of Tasty Baking and its subsidiaries, taken as a whole, or (ii) the ability of Tasty Baking to consummate the transactions contemplated thereby on a timely basis. The definition of “Company Material Adverse Effect” excludes from clause (i) any events, occurrences, facts, conditions or changes arising out of, relating to or resulting from:

•	changes generally affecting the United States economy, financial or securities markets, except to the extent that such changes affect Tasty Baking in a materially disproportionate manner as compared to other persons in the industry in which Tasty Baking operates;

•	the announcement of the transactions contemplated by the Merger Agreement;

•	acts of war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, sabotage or terrorism or other international or national calamity;

•	changes in GAAP;

•	any change in the price at which the Shares are publicly traded or any change in the trading volume of such shares;

•	any change in law or the interpretation thereof;

•	any failure by Tasty Baking to meet any internal or published industry analyst projections or forecasts or estimates of revenues or earnings for any period ending on or after the date of the Merger Agreement;

•	general conditions in the industry in which Tasty Baking and its subsidiaries operate, including changes in the price of raw materials, except to the extent that such changes affect Tasty Baking in a materially disproportionate manner as compared to other persons in the industry in which Tasty Baking operates; or

•	compliance with the terms (including covenants) of, or taking of any action permitted or required by, the Merger Agreement.

In the Merger Agreement, Parent and Purchaser have made customary representations and warranties to Tasty Baking with respect to, among other things:

•	corporate matters, such as organization, standing, qualification, power and authority;

•	the validity of the Merger Agreement;

•	required consents and approvals, and no violations of laws, governance documents or agreements;

•	the absence of litigation;

•	available funds (including committed credit facilities) to pay the aggregate Offer Price;

•	broker’s fees and expenses;

•	ownership of securities of Tasty Baking; and

•	information provided to Tasty Baking.

Some of the representations and warranties in the Merger Agreement made by Parent and Purchaser are qualified as to “materiality” or “material adverse effect.”

None of the representations and warranties contained in the Merger Agreement or in any instrument delivered pursuant to the Merger Agreement survive the Effective Time. This limit does not apply to any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

Conduct of Business Pending the Merger.  Except as disclosed prior to execution of the Merger Agreement, or as may be required by law, or permitted by the terms of the Merger Agreement, or unless Parent has otherwise agreed in writing, Tasty Baking has agreed that, from the date of the Merger Agreement until the Effective Time or until the termination of the Merger Agreement, Tasty Baking will and will cause its subsidiaries to:

•	conduct its business in the ordinary course of business and in a manner consistent with recent past practice;

•	use reasonable best efforts to preserve substantially intact the business organization;

•	use reasonable best efforts to keep available the services of the current officers and employees; and

•	use reasonable best efforts to preserve present relationships with customers, suppliers, distributors, licensors, licensees and others having business relationships with Tasty Baking and its subsidiaries.

In addition, except as disclosed prior to execution of the Merger Agreement or as agreed to in writing by Parent, from the date of the Merger Agreement until the Effective Time, Tasty Baking will not, and will not permit its subsidiaries to, among other things and subject to certain exceptions:

•	amend its articles of incorporation, by-laws or other organizational documents;

•	issue, grant, sell, pledge or dispose of or encumber any shares of capital stock of Tasty Baking or any of its subsidiaries, other than the issuance of Shares upon the exercise of outstanding options and other equity awards;

•	declare, set aside or pay dividends, whether in cash, stock, property or otherwise, or enter into any contract with respect to the voting of, any capital stock (other than dividends from a direct or indirect wholly-owned subsidiary);

•	split, combine or reclassify or amend the terms of its capital stock;

•	repurchase, redeem or otherwise acquire or offer to repurchase, redeem or otherwise acquire capital stock of Tasty Baking;

•	except as required by any Tasty Baking benefit plan or contractual commitment in effect as of the date of the Merger Agreement:

•	increase the compensation or benefits for current or former directors, officers or employees;

•	enter into or materially amend any existing, employment, severance, retention or change in control agreements with any current or former officers or employees;

•	promote any employees, except in connection with the annual compensation review cycle or as a result of a termination or resignation;

•	establish, adopt, enter into, amend, terminate, exercise any discretion under or take any action to accelerate rights under Tasty Baking employee plans or make any contribution to the Tasty Baking employee plans other than as required by law;

•	establish, adopt, enter into or amend in any material respect any collective bargaining agreement or other agreement with any labor organization; or

•	take any action to accelerate any rights or benefits or make any wage determinations with respect to any collective bargaining or labor agreement;

•	acquire any business or divisions thereof;

•	make any loans, advances or capital contributions to or investments in any entity in excess of $100,000 in the aggregate, except for loans to or acquisitions from independent sales distributors in the ordinary course of business;

•	transfer, license, sell, lease or otherwise dispose of or subject to any lien (other than a permitted lien) any assets (whether by way of merger, consolidation, sale of stock or assets, or otherwise), including the capital stock or other equity interests in any subsidiary of Tasty Baking, subject to certain exceptions;

•	adopt or effect a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization;

•	incur any new indebtedness for borrowed money (except for borrowings under Tasty Baking’s revolving credit facility) or guarantee any such indebtedness, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of Tasty Baking or its subsidiaries, or guarantee any debt securities of another person;

•	institute, settle or compromise any legal actions pending or threatened before any arbitrator, court or other governmental entity involving the payment of monetary damages by Tasty Baking or its subsidiaries of any amount exceeding $100,000 in the aggregate, subject to certain exceptions;

•	make any material change in any method of financial accounting principles or practices, in each case except for any such change required by a change in GAAP or applicable law;

•	enter into any agreement for any capital expenditures having a value in excess of $100,000;

•	terminate, cancel or renew (except pursuant to automatic renewal provisions) any material contract, or any lease, sublease or other contract with respect to material leased real estate or enter into any existing contract or agreement that if existing on the date of the Merger Agreement would be a material contract or a material lease or sublease or other material contract with respect to real property;

•	make or change material tax elections and take actions with respect to other tax matters;

•	except in specified circumstances, take any action to exempt any person from, or make any acquisition of Tasty Baking’s capital stock by any person not subject to, any state takeover statute or similar statute or regulation that applies to Tasty Baking with respect to a takeover proposal or otherwise;

•	abandon, encumber, convey title (in whole or in part), exclusively license or grant any right or other licenses to material intellectual property; or

•	agree or commit to do any of the things described in the preceding bullet points.

Access to Information.  Until the Effective Time or until the termination of the Merger Agreement, and subject to confidentiality obligations, Tasty Baking agreed to provide Parent with reasonable access at reasonable times and upon reasonable prior notice to Tasty Baking’s officers, employees, accountants, agents, properties, offices and other facilities and books, records and other information regarding Tasty Baking and its subsidiaries.

No Solicitation of a Takeover Proposal.  Until the Effective Time or, if earlier, the termination of the Merger Agreement, Tasty Baking and its subsidiaries agreed that they will not and will cause their directors, officers, employees, advisors and investment bankers, whom we refer to collectively as “representatives,” not to, directly or indirectly, solicit, initiate or knowingly take any action to facilitate or encourage the submission of any Takeover Proposal (as defined below) or the making of any proposal that could reasonably be expected to lead to any Takeover Proposal, or:

•	conduct or engage in any discussions or negotiations with, disclose any non-public information relating to Tasty Baking or its subsidiaries to, afford access to the business, properties, assets, books or records of Tasty Baking or its subsidiaries to, or knowingly assist, participate in, facilitate or encourage any effort by, any third party that is seeking to make, or has made, any Takeover Proposal (other than any such actions, efforts, disclosure or negotiations with such third party in the ordinary course of business consistent with past practices and unrelated to any Takeover Proposal);

•	enter into or obtain the approval of the Tasty Baking board of directors of any letter of intent, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other contract relating to any Takeover Proposal (each, a “Company Acquisition Agreement”); or

•	terminate, waive, amend or modify any provision of, or grant permission under, any standstill, confidentiality agreement or similar contract to which Tasty Baking or its subsidiaries is a party relating to any Takeover Proposal.

Provided, that the restrictions in the foregoing bullets will not prohibit Tasty Baking’s board of directors from terminating, waiving, amending or modifying any provision of, or granting permission under, any standstill, confidentiality agreement or similar contract if Tasty Baking’s board of directors determines in good faith that there is a reasonable probability that the failure to take such action would constitute a breach of their fiduciary duties to Tasty Baking under applicable law.

In addition, Tasty Baking’s board of directors agreed not to withdraw, amend, modify or materially qualify, in a manner materially adverse to Parent or Purchaser, the Company Recommendation (as defined below), or recommend a Takeover Proposal, or make any public statement materially inconsistent with the Company Recommendation, or resolve or agree to take any of the foregoing actions (any of the foregoing, a “Change of Recommendation”).

Notwithstanding the restrictions described above, before the acceptance of Shares for payment in the Offer, Tasty Baking may, subject to compliance with the provisions described in the immediately succeeding paragraph, (i) participate in negotiations or discussions with any third party that has made (and not withdrawn) a bona fide, unsolicited Takeover Proposal in writing that Tasty Baking’s board of directors believes in good faith, after consultation with outside legal counsel and Janney, constitutes or would reasonably be expected to result in a Superior Proposal (as defined below), (ii) thereafter furnish to such third party non-public information relating to Tasty Baking or any of its subsidiaries pursuant to an executed confidentiality agreement that contains confidentiality provisions that are no less favorable to Tasty Baking than those in the Confidentiality Agreement between Tasty Baking and Parent, (iii) following receipt of and on account of a Superior Proposal, make a Change of Recommendation, and/or (iv) take any action that any court of competent jurisdiction orders Tasty Baking to take, but in each case referred to in the foregoing clauses (i) through (iv), only if Tasty Baking’s board of directors determines in good faith, after consultation with outside legal counsel, that there is a reasonable probability that the failure to take such action could cause Tasty Baking’s board of directors to be in breach of its fiduciary duties under applicable law.

The Merger Agreement requires Tasty Baking to notify Parent no later than 24 hours after Tasty Baking’s receipt or knowledge of a Takeover Proposal and the notice must identify the third party making the Takeover Proposal and the details of the material terms and conditions thereof. Tasty Baking is also required to keep Parent reasonably informed on a prompt basis of the status of the Takeover Proposal, including any material changes to the terms of the Takeover Proposal.

The Merger Agreement does not prohibit Tasty Baking’s board of directors from disclosing to Tasty Baking’s shareholders a position with respect to a Takeover Proposal as required by Rules 14d-9 and 14e-2(a) under the Exchange Act, if its board of directors has determined, after consultation with outside legal counsel, that there is a reasonable probability that the failure to disclose such position could constitute a violation of applicable law. However, any such disclosure will be deemed a Change of Recommendation unless the Tasty Baking board of directors expressly reaffirms the Company Recommendation within 4 business days.

Company Board Recommendation.  Subject to the provisions described below, Tasty Baking’s board of directors agreed to recommend that the holders of the Shares accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, to the extent applicable, approve and adopt the Merger Agreement and the Merger. This is referred to as the “Company Recommendation.” The Merger Agreement provides that Tasty Baking’s board of directors will not effect a Change of Recommendation or enter into a Company Acquisition Agreement except as described below.

Tasty Baking’s board of directors may effect a Change of Recommendation or enter into a Company Acquisition Agreement:

•	at least four business days prior to a Change of Recommendation or entering into a Company Acquisition Agreement, Tasty Baking has provided Parent a written notice of its intention to take such action with respect to a Superior Proposal, which we refer to as a “notice of change of recommendation.” The notice of change of recommendation must state that Tasty Baking received a Takeover Proposal and that Tasty Baking intends to declare a Superior Proposal and make a Change of Recommendation and/or enter into a Company Acquisition Agreement. The notice of change of recommendation must also include a copy of the proposed agreement containing the Superior Proposal and identifying the person making the Superior Proposal; and

•	during the four business day period after Parent’s receipt of the notice of change of recommendation, Tasty Baking has, and has caused its representatives to have, negotiated with Parent in good faith (if Parent desires to negotiate) to allow Parent the opportunity to make adjustments in the terms and conditions of the Merger Agreement so that the Takeover Proposal ceases to be a Superior Proposal.

The Merger Agreement provides that material revisions to a Takeover Proposal that the board of directors of Tasty Baking has determined to be a Superior Proposal require Tasty Baking to deliver a new notice of change of recommendation and a new four business day period as described above will begin.

For purposes of this Offer to Purchase and the Merger Agreement:

•	“Takeover Proposal” means a proposal or offer from, or indication of interest in making a proposal or offer by, any person (other than Parent or its subsidiaries, including Purchaser) relating to any:

•	direct or indirect acquisition of assets of Tasty Baking or its subsidiaries of 15% or more of the fair market value of Tasty Baking’s consolidated assets or to which 15% or more of Tasty Baking’s net revenues or net income on a consolidated basis are attributable;

•	direct or indirect acquisition of 15% or more of the voting equity interests of Tasty Baking;

•	tender offer or exchange offer that if consummated would result in any person beneficially owning (within the meaning of Section 13(d) of the Exchange Act) 15% or more of the voting equity interests of Tasty Baking; or

•	merger, consolidation, recapitalization, reorganization, share exchange, business combination or similar transaction involving Tasty Baking or its subsidiaries, pursuant to which such person would directly or indirectly own 15% or more of the voting equity interests, consolidated assets, net revenues or net income of Tasty Baking, taken as a whole.

•	“Superior Proposal” means a bona fide written Takeover Proposal that Tasty Baking’s board of directors determines in good faith (after consultation with its outside legal counsel and financial advisor) is (i) more favorable to Tasty Baking and its shareholders than the transactions contemplated by the Merger Agreement, taking into account all factors relating to such proposed transaction deemed relevant by Tasty Baking’s board of directors and (ii) reasonably capable of being completed, taking into account all financial, legal, regulatory and other aspects and conditions of such proposal, except that the reference to “15%” in the definition of Takeover Proposal shall be deemed to be a reference to “50%.”

Appropriate Action; Consents; Filings.  Each of Tasty Baking, Parent and Purchaser has agreed to use their respective reasonable best efforts to consummate and make effective the transactions contemplated by the Merger Agreement and to cause the conditions to the Offer and the Merger to be satisfied, including (i) obtaining all necessary permits, waivers, consents, approvals and actions from governmental authorities, making all necessary registrations and filings and taking all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any governmental authority, (ii) obtaining all necessary and material consents or waivers from third parties, (iii) contesting and resisting any legal action or proceeding challenging the Offer, the Merger or any other transaction contemplated by the Merger Agreement and (iv) executing and delivering any additional instruments necessary to consummate the Offer and the Merger and to fully carry out the purposes of the Merger Agreement. Tasty Baking, Parent and Purchaser each agreed to promptly (and in no event later than 10 business days following the date of the Merger Agreement) make and not withdraw their respective filings, and thereafter make any other required submissions under, the HSR Act with respect to the transactions contemplated by the Merger Agreement, including the Offer, the Merger and the Top-Up Option.

Public Announcements.  Parent, Purchaser and Tasty Baking have agreed not to make any press release or other public statement regarding the Offer, the Merger and the other transactions contemplated by the Merger Agreement without the prior consultation of the other, except as required by applicable law, court process or by obligations pursuant to any listing agreement with any national securities exchange. If a party is required to make a press release or announcement, it agreed to use its reasonable best efforts to allow the other party reasonable time to review and comment on the release or announcement prior to its issuance.

Employee Matters.  From the Effective Time until the earlier of December 31, 2011 and the date of the employee’s termination of employment with the Parent and its subsidiaries, Parent will cause the surviving corporation to provide compensation and benefits to employees of Tasty Baking and its subsidiaries who remain employed immediately after the Effective Time that are no less favorable in the aggregate than the compensation and benefits provided to such employees by Tasty Baking. Parent also agreed to assume the obligations of Tasty Baking to pay certain bonuses and change in control payments. Parent agreed that employees will generally receive credit for service under prior Tasty Baking plans for eligibility and vesting purposes.

Nothing in the Merger Agreement creates a right or obligation which is enforceable by a continuing or former employee of Tasty Baking or any other person with respect to any terms or conditions of employment.

Indemnification and Insurance.  The Merger Agreement provides for certain indemnification and insurance rights in favor of Tasty Baking’s current and former directors or officers, who we refer to as “indemnified persons.” Specifically, Parent and Purchaser have agreed that all rights to indemnification, advancement of expenses and exculpation by Tasty Baking now existing in favor of each indemnified party as provided in Tasty Baking’s articles of incorporation, by-laws and other charter documents, in each case as in effect on the date of the Merger Agreement, or pursuant to any other contracts in effect on the date of the Merger Agreement and disclosed to the Parent and Purchaser, shall be assumed by the surviving corporation in the Merger, without further action, at the Effective Time and shall survive the Merger and shall remain in full force and effect in accordance with their terms and shall not be modified, amended or repealed in any manner that would adversely affect the rights of the indemnified parties thereunder with respect to their acts or omissions occurring at or prior to the Effective Time, and, in the event that any proceeding is pending or asserted or any claim made during such period, until the final disposition of such proceeding or claim.

For a period of six years after the Effective Time, to the fullest extent permitted under applicable law, Parent and the surviving corporation also agreed to indemnify, defend and hold harmless each indemnified party against all losses, claims, damages, liabilities, fees, expenses, judgments and fines arising in whole or in part out of actions or omissions in their capacity as such occurring at or prior to the Effective Time (including in connection with the transactions contemplated by the Merger Agreement), and shall reimburse each indemnified party for any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such losses, claims, damages, liabilities, fees, expenses, judgments and fines as such expenses are incurred, subject to the surviving corporation’s receipt of an undertaking by such indemnified party to repay such legal and other fees and expenses paid in advance if it is ultimately determined in a final and non-appealable judgment of a court of competent jurisdiction that such indemnified party is not entitled to be indemnified under applicable law. Provided, however, that the surviving corporation will not be liable for any settlement effected without the surviving corporation’s prior written consent (which consent shall not be unreasonably withheld or delayed).

The surviving corporation will, and Parent will cause the surviving corporation to, (i) maintain in effect for a period of six years after the Effective Time, if available, the current policies of directors’ and officers’ liability insurance maintained by Tasty Baking immediately prior to the Effective Time (provided that the surviving corporation may substitute policies from a insurer with the same or better credit rating as Tasty Baking’s current insurance carrier of at least the same coverage and amounts and containing terms and conditions that are not less advantageous to the directors and officers of Tasty Baking and its subsidiaries when compared to the insurance maintained by Tasty Baking as of the date of the Merger Agreement), or (ii) obtain and fully pay for as of the Effective Time “tail” insurance policies with a claims period of six years from the Effective Time with at least the same coverage and amounts and containing terms and conditions that are not less advantageous to the directors and officers of Tasty Baking and its subsidiaries, in each case with respect to claims arising out of or relating to events which occurred before or at the Effective Time (including in connection with the transactions contemplated by this Agreement). Provided that in no event shall the surviving corporation be required to expend in any year an amount in excess of 300% of the annual aggregate premiums currently paid by Tasty Baking for such insurance.

The obligations of Parent and the surviving corporation shall survive the consummation of the Merger and shall not be terminated or modified in such a manner as to adversely affect any indemnified party without the consent of such affected indemnified party. The indemnified parties are third party beneficiaries of, and may enforce these provisions of the Merger Agreement.

Financing.  In the Merger Agreement, Parent and Purchaser have agreed that Parent has, and will cause Purchaser to have at the Acceptance Time and prior to the Effective Time, sufficient funds (including committed credit facilities) to pay the aggregate Offer Price or the appropriate fraction thereof, in the case of a fractional share in the Merger, contemplated by the Merger Agreement and to perform the other obligations of the Parent and Purchaser contemplated by the Merger Agreement.

State Takeover Laws.  If any “control share acquisition,” “fair price,” “moratorium,” or other anti-takeover law becomes or is deemed applicable to Tasty Baking, Parent or Purchaser, the Offer, the Merger, the Top-Up Option or any other transaction contemplated by the Merger Agreement, then Parent, Tasty Baking, Purchaser and their respective boards of directors are required to take all reasonable action necessary to render such law or regulation inapplicable.

Termination.  The Merger Agreement may be terminated:

•	by mutual written consent of Parent, Purchaser and Tasty Baking prior to the Effective Time (notwithstanding any approval of the Merger Agreement by the Tasty Baking shareholders);

•	by either Parent or Tasty Baking prior to the Effective Time (notwithstanding any approval of the Merger Agreement by the Tasty Baking shareholders) (which we refer to as “mutual termination rights”):

•	if Purchaser shall not have accepted for payment all Shares validly tendered in the Offer before the Outside Date, except that such right to terminate is not available to Parent or Tasty Baking if its breach of the Merger Agreement was the cause of the Offer not being consummated (we refer to this as the “Outside Date Termination”); or

•	if any court or other governmental authority of competent jurisdiction has enacted, issued, promulgated, enforced or entered any law or order making illegal, permanently enjoining or otherwise permanently prohibiting consummation of the Offer, the Merger or the other transactions contemplated by the Merger Agreement and such law or order has become final and non-appealable, except that the right to terminate is not available to a party if the issuance of the final, non-appealable order was due to its failure to perform its obligations under the Merger Agreement.

•	by Tasty Baking prior to the Effective Time (notwithstanding, in the case of the second bullet, any approval of the Merger Agreement by the Tasty Baking shareholders) (which we refer to as the “Tasty Baking termination rights”):

•	if Tasty Baking’s board of directors authorizes Tasty Baking to enter into a Company Acquisition Agreement, subject to certain exceptions, in respect of a Superior Proposal, except that Tasty Baking must pay a termination fee to Parent within 3 business days;

•	if Parent or Purchaser has breached or failed to perform any of its representations, warranties, covenants or other agreements contained in the Merger Agreement and in each case such breach or failure to perform is incapable of being cured by the Outside Date, or if curable, has not been cured within 30 days after its receipt of written notice thereof from Tasty Baking. Notwithstanding the foregoing, neither the failure to pay any consideration when due nor a willful breach shall be entitled to a cure period; or

•	if Parent or Purchaser has failed to commence the Offer within 10 business days of the date of the Merger Agreement.

•	by Parent at any time prior to the Effective Time (notwithstanding any approval of the Merger Agreement by the Tasty Baking shareholders), if prior to the Acceptance Time (which we refer to as “Parent termination rights”):

•	Tasty Baking’s board of directors or a committee of the board has effected a Change of Recommendation, Tasty Baking has entered into a Company Acquisition Agreement, Tasty Baking has breached its material obligations under the non-solicitation provision or Tasty Baking’s board of directors fails to reaffirm the Company Recommendation within 20 business days after the date the Takeover Proposal is first publicly disclosed by Tasty Baking or the person making the Takeover Proposal;

•	Tasty Baking has breached or failed to perform any of its representations, warranties, covenants or other agreements of Tasty Baking contained in the Merger Agreement, and as a result, certain conditions to the Offer are not satisfied and in each case such breach or failure to perform is incapable of being cured by the Outside Date, or if curable, has not been cured within 30 days after its receipt of written notice thereof from Parent; or

•	a Company Insolvency Event occurs, which has not been dismissed within 7 business days after the occurrence.

Effect of Termination and Termination Fees.  If the Merger Agreement is terminated, the Merger Agreement will become void and of no effect and, subject to certain termination fees described below and in the Merger Agreement, there will be no liability or obligation on the part of Parent, Purchaser or Tasty Baking or their respective subsidiaries, officers or directors.

Company Termination Fee.  Tasty Baking has agreed to pay Parent a termination fee of $3,800,000 in cash if:

•	Parent terminates the Merger Agreement prior to the Acceptance Time if Tasty Baking’s board of directors or a committee of the board has effected a Change of Recommendation, Tasty Baking has entered into a Company Acquisition Agreement, Tasty Baking has breached its material obligations under the non-solicitation provision or Tasty Baking’s board of directors fails to reaffirm the Company Recommendation within 20 business days after the date the Takeover Proposal is first publicly disclosed by Tasty Baking or the person making the Takeover Proposal;

•	Tasty Baking terminates the Merger Agreement prior to the Acceptance Time because Tasty Baking’s board of directors has authorized Tasty Baking to enter into a Company Acquisition Agreement in respect of a Superior Proposal; or

•	The Merger Agreement is terminated because the Offer has not been completed by the Outside Date and within 12 months after termination Tasty Baking enters into or completes the transaction contemplated by a Takeover Proposal received by Tasty Baking after the date of the Merger Agreement and prior to the termination.

We refer to the termination fee payable in these situations as the Tasty Baking Termination Fee. Tasty Baking is not obligated to pay the Tasty Baking Termination Fee on more than one occasion.

In addition, if the Merger Agreement is terminated by reason of a breach by Tasty Baking of any representation, warranty or covenant of Tasty Baking contained in the Merger Agreement that Tasty Baking has failed to cure, Tasty Baking will promptly reimburse Parent up to $250,000 for Parent’s and Purchaser’s expenses. If the Merger Agreement is terminated by reason of a breach by Parent or Purchaser of any representation, warranty or covenant of Parent or Purchaser contained in the Merger Agreement that Parent or Purchaser has failed to cure, Parent will promptly reimburse Tasty Baking up to $250,000 for its expenses.

Tasty Baking acknowledged that the agreements contained in the provisions regarding the termination fee are an integral part of the transactions contemplated by the Merger Agreement and that, without those provisions, Parent and Purchaser would not have entered into the Merger Agreement. If Tasty Baking fails to pay the Tasty Baking Termination Fee when due, Tasty Baking is required to reimburse the other party for all reasonable costs and expenses (including reasonable attorney’s fees and expenses) in connection with the collection under and enforcement of the Tasty Baking Termination Fee.

Availability of Specific Performance.  The parties agreed that, if the parties did not perform their obligations under the Merger Agreement, irreparable damage would occur and, in such circumstance, Tasty Baking, Parent and Purchaser, as applicable, would be entitled to an injunction, specific performance and other equitable relief to prevent breaches of the Merger Agreement. The parties agreed that they would not oppose the granting of an injunction, specific performance and other equitable relief on the basis that they have an adequate remedy at law or that any award of specific performance is not an appropriate remedy. The parties agreed to waive any requirement for securing a bond in connection with obtaining the injunction or other equitable relief.

Expenses.  Generally, all costs and expenses incurred by the parties will be paid by the party incurring such costs and expenses.

Confidentiality Agreement

Parent and Tasty Baking entered into a Confidentiality Agreement, dated January 10, 2011 (the “Confidentiality Agreement”), during the course of discussions between such parties regarding a potential acquisition of Tasty Baking. Under the Confidentiality Agreement, Parent agreed, subject to certain exceptions, to keep non-public information concerning Tasty Baking confidential.

Supply Relationship

Tasty Baking has purchased a variety of finished baked goods from Parent for resale under the Tastykake brand. Tasty Baking and Parent do not have a written supply agreement and purchase orders are placed by Tasty Baking when, and if, a product is needed. In fiscal 2010, Tasty Baking paid Parent approximately $1.3 million for such baked goods. In connection with this supply relationship, Tasty Baking and Parent entered into a Confidentiality Agreement under which Parent has agreed, subject to certain exceptions, to keep non-public information concerning Tasty Baking confidential.

Distribution Arrangement

Parent has purchased Tastykake branded products from Tasty Baking for distribution in the Southern Virginia area. Tasty Baking and Parent do not have a written distribution agreement governing this arrangement; rather, Parent purchases products from Tasty Baking and resells these products. In fiscal 2010, Parent paid Tasty Baking approximately $360,000 for such products, net of deductions.

Assignment and Assumption Agreement

Flowers Bakeries and Purchaser entered into an Assignment and Assumption Agreement, dated April 12, 2011. Under the terms of the Assignment and Assumption Agreement, Flowers Bakeries assigned all of its rights and obligations under the Merger Agreement to Purchaser. Both Flowers Bakeries and Purchaser are wholly-owned subsidiaries of Parent.

12.	Purpose of the Offer; Plans for Tasty Baking.

Purpose of the Offer.  The purpose of the Offer is for Purchaser to acquire control of, and the entire equity interest in, Tasty Baking. The Offer, as the first step in the acquisition of Tasty Baking, is intended to facilitate the acquisition of all outstanding Shares. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is successful, Purchaser intends to consummate the Merger as promptly as practicable.

If you sell your Shares in the Offer, you will cease to have any equity interest in Tasty Baking or any right to participate in its earnings and future growth. If you do not tender your Shares, but the Merger is consummated, you also will no longer have an equity interest in Tasty Baking. Similarly, after selling your Shares in the Offer or the subsequent Merger, you will not bear the risk of any decrease in the value of Tasty Baking.

Short-Form Merger.  The PBCL provides that if a parent company owns at least 80% of each class of stock of a subsidiary, the parent company can effect a short-form merger with that subsidiary without the action of the other shareholders of the subsidiary. Accordingly, if, as a result of the Offer, the Top-Up Option or otherwise, Purchaser directly or indirectly owns one Share more than 80% of the Shares outstanding on a partially diluted basis (assuming conversion or exercise of all deferred stock units but not any other derivative securities including stock options), Parent and Purchaser anticipate to effect the Merger without prior notice to, or any action by, any other shareholder of Tasty Baking if permitted to do so under the PBCL (the “Short-Form Merger”). Even if Parent and Purchaser do not own at least 80% of the outstanding Shares following consummation of the Offer, Parent and Purchaser could seek to purchase additional Shares in the open market, from Tasty Baking or otherwise in order to reach the 80% threshold and effect a Short-Form Merger. The consideration per Share paid for any Shares so acquired, other than Shares acquired pursuant to the Top-Up Option, may be greater or less than that paid in the Offer.

Plans for Tasty Baking.  It is expected that, initially following the Merger, the business and operations of Tasty Baking will, except as set forth in this Offer to Purchase, be continued substantially as they are currently being conducted. Parent will continue to evaluate the business and operations of Tasty Baking during the pendancy of the Offer and after the consummation of the Offer and the Merger and will take such actions as it deems appropriate under the circumstances then existing. Thereafter, Parent intends to review such information as part of a comprehensive review of Tasty Baking’s business, operations, capitalization and management with a view to optimizing development of Tasty Baking’s potential.

At the Effective Time, the articles of incorporation of Purchaser and the by-laws of Purchaser, as in effect immediately prior to the Effective Time, will be the articles of incorporation and the by-laws of the surviving corporation until thereafter amended as provided by law and such certificate of incorporation and bylaws. The directors of Purchaser will become the directors of Tasty Baking until their respective successors are duly elected or appointed. Also, assuming Purchaser purchases a majority of the outstanding Shares pursuant to the Offer, Parent will be entitled to exercise its rights under the Merger Agreement to obtain pro rata representation (rounded up to the nearest number of directors) on, and control of, the Tasty Baking board of directors. See Section 11 — “The Merger Agreement; Other Agreements — The Merger Agreement — Tasty Baking’s Board of Directors.”

Except as set forth in this Offer to Purchase, including as contemplated in Section 12 — “Purpose of the Offer, Plans for Tasty Baking — Plans for Tasty Baking,” Parent and Purchaser have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving Tasty Baking or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any sale or transfer of a material amount of assets of Tasty Baking or any of its subsidiaries, (iii) any material change in Tasty Baking’s capitalization or dividend policy, (iv) any other material change in Tasty Baking’s corporate structure or business or (v) composition of its management or board of directors.

13.	Certain Effects of the Offer.

Market for the Shares.  The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining Shares. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Offer Price.

Stock Quotation.  Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued listing on Nasdaq. According to the published guidelines of The Nasdaq Stock Market, LLC (the “Nasdaq Stock Market”), the Nasdaq Stock Market would consider disqualifying the Shares for listing on Nasdaq (though not necessarily for listing on The Nasdaq Capital Market) if, among other possible grounds, the number of publicly held Shares falls below 750,000, the total number of beneficial holders of round lots of Shares falls below 400, the market value of publicly held Shares over a 30 consecutive business day period is less than $5 million, there are fewer than two active and registered market makers in the Shares over a 10 consecutive business day period, Tasty Baking has shareholders’ equity of less than $10 million, or the bid price for the Shares over a 30 consecutive business day period is less than $1. Furthermore, the Nasdaq Stock Market would consider delisting the Shares from Nasdaq altogether if, among other possible grounds, (i) the number of publicly held Shares falls below 500,000, (ii) the total number of beneficial holders of round lots of Shares falls below 300, (iii) the market value of publicly held Shares over a 30 consecutive business day period is less than $1 million, (iv) there are fewer than two active and registered market makers in the Shares over a 10 consecutive business day period, (v) the bid price for the Shares over a 30 consecutive business day period is less than $1 or (vi) (A) Tasty Baking has shareholders’ equity of less than $2.5 million, (B) the market value of Tasty Baking’s listed securities is less than $35 million over a 10 consecutive business day period and (C) Tasty Baking’s net income from continuing operations is less than $500,000 for the most recently completed fiscal year and two of the last three most recently completed fiscal years. Shares held by officers or directors of Tasty Baking, or by any beneficial owner of more than 10% of the Shares, will not be considered as being publicly held for this purpose. According to Tasty Baking, as of April 15, 2011, there were 8,622,847 Shares outstanding (including unvested restricted shares). If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares are either no longer eligible for Nasdaq or are delisted from Nasdaq altogether, the market for Shares will be adversely affected.

Margin Regulations.  The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

Exchange Act Registration.  The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of Tasty Baking to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by Tasty Baking to its shareholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Tasty Baking, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with shareholders’ meetings and the related requirement of furnishing an annual report to shareholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of Tasty Baking and persons holding “restricted securities” of Tasty Baking to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or be eligible for listing on Nasdaq. We intend and will cause Tasty Baking to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration are met. If registration of the Shares is not terminated prior to the Merger, the registration of the Shares under the Exchange Act will be terminated following the consummation of the Merger.

14.	Dividends and Distributions.

The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written consent of Parent, Tasty Baking will not, and will not allow its subsidiaries to, declare, authorize, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to the capital stock of Tasty Baking or any subsidiary of Tasty Baking.

15.	Certain Conditions of the Offer.

For the purposes of this Section 15, capitalized terms used but not defined herein will have the meanings set forth in the Merger Agreement. Notwithstanding any other provision of the Offer, Purchaser shall not be required to accept for payment or, subject to the applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, pay for any Shares tendered pursuant to the Offer, if (i) the Merger Agreement shall have been terminated in accordance with its terms, (ii) the Minimum Condition shall not have been satisfied at any then scheduled Expiration Date; or (iii) any of the following conditions have not been satisfied (or, to the extent legally permissible, waived) at the Expiration Date:

(a) any waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act and any other applicable antitrust law shall have expired or been terminated;

(b) (i) the representations and warranties of Tasty Baking contained in Sections 4.02, 4.03(a), or 4.03(d) of the Merger Agreement, without giving effect to materiality or “Company Material Adverse Effect” qualifications, shall be true and correct in all material respects as of the Expiration Time as though made as of the Expiration Time (except for representations and warranties made as of a specified date, the accuracy of which will be determined only as of the specified date), and (ii) all of the remaining representations and warranties of Tasty Baking set forth in Article IV of the Merger Agreement, without giving effect to materiality or “Company Material Adverse Effect” qualifications, shall be true and correct as of the Expiration Time as though made as of the Expiration Time (except for representations and warranties made as of a specified date, the accuracy of which will be determined only as of the specified date), except with respect to this clause (ii), where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, have a Company Material Adverse Effect;

(c) Tasty Baking shall have performed or complied with each agreement and covenant to be performed or complied with by it under the Merger Agreement at or prior to the Expiration Time, except for such failures that have not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

(d) no Governmental Entity shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order that is in effect and which has the effect of making the Offer, Top-Up Option or Merger illegal or otherwise prohibiting or preventing the consummation of the Offer, Top-Up Option or Merger;

(e) since the date of the Merger Agreement, a Company Material Adverse Effect shall not have occurred;

(f) Purchaser shall have received a certificate of Tasty Baking, executed by the Chief Executive Officer and the Chief Financial Officer of Tasty Baking, dated as of the Expiration Time, to the effect that the conditions set forth in paragraphs (b) and (c) above have occurred;

(g) The board of directors of Tasty Baking shall not have withdrawn or modified (including by amendment of the Schedule 14D-9) in a manner adverse to Purchaser the Company Recommendation;

(h) there shall not be pending any Legal Action by a federal or state Governmental Entity challenging or seeking to restrain or prohibit the consummation of the Offer or the Merger;

(i) there shall not have occurred or be continuing any Company Insolvency Event; or

(j) there shall not have been any material breach or default by Tasty Baking under the lease agreement between Liberty Property/Synterra Limited Partnership and Tasty Baking, dated May 8, 2007, as amended, for the property located at 4300 S. 26th Street, Philadelphia, Pennsylvania, together with any written waivers between the parties thereto concerning the terms thereof.

The foregoing conditions are for the sole benefit of Parent and Purchaser and may be waived by Parent or Purchaser in whole or in part at any time and from time to time prior to the expiration of the Offer or prior to the acceptance of the Shares for payment in the case of a condition that depends upon receipt of government regulatory approvals in their sole discretion, in each case, subject to the terms of the Merger Agreement. Parent and Purchaser will terminate the Offer only pursuant to the specified conditions described in the Offer to Purchase. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right.

16.	Certain Legal Matters; Regulatory Approvals.

General.  We are not aware of any pending legal proceeding relating to the Offer. Except as described in this Section 16, based on our examination of publicly available information filed by Tasty Baking with the SEC and other information concerning Tasty Baking, we are not aware of any governmental license or regulatory permit that appears to be material to Tasty Baking’s business that might be adversely affected by our acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser or Parent as contemplated herein. Should any such approval or other action be required, we currently contemplate that, except as described below under “State Takeover Statutes,” such approval or other action will be sought. While we do not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Tasty Baking’s business, any of which under certain conditions specified in the Merger Agreement, could cause us to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 15 — “Certain Conditions of the Offer.”

Antitrust Compliance.  Under the HSR Act, and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain transactions may not be consummated until specified information and documentary material (“Premerger Notification and Report Forms”) have been furnished to the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements of the HSR Act apply to the acquisition of Shares in the Offer and the Merger. Parent does not believe that any pre-merger antitrust filings are required with respect to the Offer or the Merger under antitrust laws, including the HSR Act. Even though there is no explicit filing or notice requirements pursuant to antitrust laws required in connection with the Offer, the

Merger and the Merger Agreement, there can be no assurances that the Antitrust Division or the FTC will not commence an independent investigation or action to review, postpone or prevent the Offer or the Merger.

The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as Purchaser’s proposed acquisition of Tasty Baking. At any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the US federal antitrust laws by substantially lessening competition in any line of commerce affecting US consumers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if shares have already been acquired, requiring disposition of such Shares, or the divestiture of substantial assets of Purchaser, Tasty Baking, or any of their respective subsidiaries or affiliates or requiring other conduct relief. US state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. While Parent believes that consummation of the Offer would not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, Purchaser may not be obligated to consummate the Offer or the Merger. See Section 15 — “Certain Conditions of the Offer.”

State Takeover Laws.  Tasty Baking is incorporated under the laws of Pennsylvania. The Pennsylvania Takeover Disclosure Law (“PTDL”) purports to regulate certain attempts to acquire a corporation which (1) is organized under the laws of Pennsylvania or (2) has its principal place of business and substantial assets located in Pennsylvania. In Crane Co. v. Lam, the United States District Court for the Eastern District of Pennsylvania preliminarily enjoined, on grounds arising under the United States Constitution, enforcement of at least the portion of the PTDL involving the pre-offer waiting period thereunder. Section 8(a) of the PTDL provides an exemption for any offer to purchase securities as to which the board of directors of the target company recommends acceptance to its shareholders, if at the time such recommendation is first communicated to shareholders the offeror files with the Pennsylvania Securities Commission (“PSC”) a copy of the Schedule TO and certain other information and materials, including an undertaking to notify shareholders of the target company that a notice has been filed with the PSC which contains substantial additional information about the offering and which is available for inspection at the PSC’s principal office during business hours. Tasty Baking’s Board has unanimously approved the transactions contemplated by the Merger Agreement and recommended acceptance of the Offer and the Merger to Tasty Baking’s shareholders. While reserving and not waiving its right to challenge the validity of the PTDL or its applicability to the Offer, Purchaser is making a Section 8(a) filing with the PSC in order to qualify for the exemption from the PTDL. Pursuant to Section 10 of the PTDL, Purchaser will submit the appropriate $100 notice filing fee along with the Section 8(a) filing. Additional information about the Offer has been filed with the PSC pursuant to the PTDL and should be available for inspection at the PSC’s office at Eastgate Office Building, 2nd Floor, 1010 North Seventh Street, Harrisburg, Pennsylvania 17102-1410 during business hours.

Chapter 25 of the PBCL contains other provisions relating generally to takeovers and acquisitions of certain publicly owned Pennsylvania corporations such as Tasty Baking that have a class or series of shares entitled to vote generally in the election of directors of a corporation registered under the Exchange Act (a “registered corporation”). The following discussion is a general and highly abbreviated summary of certain features of such chapter, is not intended to be complete or to completely address potentially applicable exceptions or exemptions, and is qualified in its entirety by reference to Chapter 25 of the PBCL.

In addition to other provisions not applicable to the Offer or the Merger, Subchapter 25D of the PBCL includes provisions requiring approval of a merger of a registered corporation with an “interested shareholder” in which the “interested shareholder” is treated differently from other shareholders, by the affirmative vote of the shareholders entitled to cast at least a majority of the votes that all shareholders other than the interested shareholder are entitled to cast with respect to the transaction without counting the votes of the interested shareholder. This disinterested shareholder approval requirement is not applicable to a transaction (i) approved by a majority of disinterested directors, (ii) in which the consideration to be received by shareholders is not less than the highest amount paid by the interested shareholder in acquiring his shares, or (iii) effected without submitting the merger to a vote of shareholders as permitted in Section 1924(b)(1)(ii) of the PBCL. Purchaser currently believes that the disinterested shareholder approval requirement of Subchapter 25D will not be applicable to the contemplated Merger because of prior approval of the Merger by disinterested members of Tasty Baking’s board of directors.

Subchapter 25E of the PBCL provides that, in the event that Purchaser (or a group of related persons, or any other person or group of related persons) were to acquire Shares representing at least 20% of the voting power of Tasty Baking, in connection with the Offer or otherwise (a “Control Transaction”), shareholders of Tasty Baking would have the right to demand “fair value” of such shareholders’ Shares and to be paid such fair value upon compliance with the requirements of Subchapter 25E. Under Subchapter 25E, “fair value” may not be less than the highest price per share paid by the controlling person or group at any time during the 90-day period ending on and including the date of the Control Transaction, plus an increment, if any, representing any value, including, without limitation, any proportion of value payable for acquisition of control of Tasty Baking, that may not be reflected in such price. Tasty Baking has informed and represented to Parent and Purchaser that it has opted out of Subchapter 25E and that Subchapter 25E is not applicable to the transactions contemplated by the Merger Agreement.

Subchapter 25F of the PBCL prohibits under certain circumstances certain “business combinations,” including mergers and sales or pledges of significant assets, of a registered corporation with an “interested shareholder” for a period of five years. Subchapter 25F exempts, among other things, business combinations approved by the board of directors prior to a shareholder becoming an interested shareholder . Tasty Baking’s board of directors approved the Merger Agreement and the transactions thereunder prior to the time the Merger Agreement was executed and Tasty Baking has represented to Parent and Purchaser that Subchapter 25F is not applicable to the contemplated Merger.

Subchapter 25G of the PBCL, relating to “control-share acquisitions,” prevents under certain circumstances the owner of a control-share block of shares of a registered corporation from voting such shares unless a majority of both the “disinterested” shares and all voting shares approve such voting rights. Failure to obtain such approval may result in a forced sale by the control-share owner of the control-share block to the corporation at a possible loss. Tasty Baking Tasty Baking has informed and represented to Parent and Purchaser that it has opted out of Subchapter 25G and that Subchapter 25G is not applicable to the transactions contemplated by the Merger Agreement.

Subchapter 25H of the PBCL, relating to profit disgorgement by certain controlling shareholders of a registered corporation following attempts to acquire control, provides that under certain circumstances any profit realized by a controlling person from the disposition of shares of the corporation to any person (including to the corporation under Subchapter 25G or otherwise) will be recoverable by the corporation. Tasty Baking Tasty Baking has informed and represented to Parent and Purchaser that it has opted out of Subchapter 25H and that Subchapter 25H is not applicable to the transactions contemplated by the Merger Agreement.

Subchapter 25I of the PBCL entitles “eligible employees” of a registered corporation to a lump sum payment of severance compensation under certain circumstances if the employee is terminated, other than for willful misconduct, within 90 days before voting rights lost as a result of a control-share acquisition are restored by a vote of disinterested shareholders pursuant to Subchapter 25G. Subchapter 25J of the PBCL provides protection against termination or impairment under certain circumstances of “covered labor contracts” of a registered corporation as a result of a “business combination transaction” if the business operation to which the covered labor contract relates was owned by the registered corporation at the time voting rights are restored by shareholder vote after a control-share acquisition. Because Tasty Baking has opted out of Subchapter 25G of the PBCL and represented to Parent and Purchaser that Subchapter 25G is not applicable to the transactions contemplated by the Merger Agreement, Subchapters 25I and 25J are not applicable to the transactions contemplated by the Merger Agreement.

Section 2504 of the PBCL provides that the applicability of Chapter 25 of the PBCL to a registered corporation having a class or series of shares entitled to vote generally in the election of directors registered under the Exchange Act or otherwise satisfying the definition of a registered corporation under Section 2502(1) of the PBCL will terminate immediately upon the termination of the status of the corporation as a registered corporation. The purchase of a substantial number of Shares pursuant to the Offer may result in Tasty Baking being able to terminate its Exchange Act registration.

A number of states have adopted laws and regulations applicable to attempts to acquire securities of corporations that are incorporated, or have substantial assets, shareholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining shareholders where, among other things, the corporation is incorporated, and has a substantial number of shareholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a U.S. federal district court in Florida held in Grand Metropolitan PLC v. Butterworth that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida. The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of shareholders in the state and were incorporated there.

Tasty Baking, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. We do not know whether any of these laws will, by their terms, apply to the Offer or the Merger and have not attempted to comply with any such laws. Should any person seek to apply any state takeover law, we will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event any person asserts that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, we may be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, we may not be obligated to accept for payment any Shares tendered in the Offer. See Section 15 — “Certain Conditions of the Offer.”

“Going Private” Transactions.  Rule 13e-3 under the Exchange Act is applicable to certain “going private” transactions and may under certain circumstances be applicable to the Merger. However, Rule 13e-3 will be inapplicable if (a) the Shares are deregistered under the Exchange Act prior to the Merger or another business combination or (b) the Merger or other business combination is consummated within one year after the purchase of the Shares pursuant to the Offer and the amount paid per Share in the Merger or other business combination is at least equal to the amount paid per Share in the Offer. Neither Parent nor Purchaser believes that Rule 13e-3 will be applicable to the Merger.

17.	Dissenters Rights.

No dissenters rights are available with respect to Shares tendered and accepted for purchase in the Offer. However, if the Merger is consummated, shareholders who do not tender their Shares in the Offer and who do not vote for adoption of the Merger Agreement will have certain rights pursuant to the provisions of Subchapter 15D the PBCL or any successor or replacement provision to dissent and demand appraisal of, and to receive payment in cash of the fair value of, their Shares, in lieu of the right to receive the Offer Price. The shareholders will only be entitled to dissenters rights in the Merger if (i) as a result of the Offer, Purchaser effects a short-form merger or (ii) prior to the Merger, the Shares are no longer listed on Nasdaq or another securities exchange and the Shares are held beneficially and of record by 2,000 persons or less. Such rights to demand appraisal, if the statutory procedures are met, could lead to a judicial determination of the fair value of the Shares, as of the Effective Time (excluding any element of value arising from the accomplishment or expectation of the Merger), required to be paid in cash to such dissenting holders for their Shares. Any such judicial determination of the fair value of the Shares could be based upon considerations other than or in addition to the Offer Price or the market value of the Shares, including asset values and the investment value of the Shares. The fair value so determined could be more or less than the per Share Offer Price.

In circumstances in which dissenters rights are applicable, if any holder of Shares who demands appraisal under Pennsylvania law fails to perfect, effectively withdraws or loses his rights to appraisal and payment, as in accordance with the procedures of Subchapter 15D of the PBCL, each Share held by such shareholder will be converted into the right to receive the Offer Price, without interest and less any withholding taxes.

The foregoing discussion is not a complete statement of law pertaining to dissenters rights under the PBCL and is qualified in its entirety by the full text of Subchapter 15D of the PBCL.

You cannot exercise dissenters rights at this time. The information set forth above is for informational purposes only with respect to your alternatives if the Merger is consummated. If you are entitled to dissenters rights in connection with the Merger, you will receive additional information concerning dissenters rights and the procedures to be followed in connection therewith, including the text of the relevant provisions of Pennsylvania law, before you have to take any action relating thereto.

If you sell your Shares in the Offer, you will not be entitled to exercise dissenters rights with respect to your Shares but, rather, will receive the Offer Price therefor.

18.	Fees and Expenses.

Parent and Purchaser have retained Deutsche Bank to act as their financial advisor in connection with the Offer for which services Deutsche Bank will receive customary compensation. Parent and Purchaser have agreed to reimburse Deutsche Bank for reasonable costs and expenses incurred in connection with Deutsche Bank’s engagement and to indemnify Deutsche Bank and certain related parties against specified liabilities. In the ordinary course of Deutsche Bank’s business, Deutsche Bank and its affiliates may actively trade or hold securities of Parent and Tasty Baking for the accounts of customers and, accordingly, Deutsche Bank or its affiliates may at any time hold long or short positions in these securities or loans.

Parent and Purchaser have retained Georgeson Inc. to be the Information Agent and Computershare Trust Company, N.A. to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

19.	Miscellaneous.

We are not aware of any jurisdiction in which the making of the Offer or the tender of Shares in connection therewith would not be in compliance with the laws of such jurisdiction. If we become aware of any jurisdiction in which the making of the Offer would not be in compliance with applicable law, we will make a good faith effort to comply with any such law. If after such good faith effort we cannot comply with such law, the Offer will not be made to holders of Shares residing in such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

No person has been authorized to give any information or to make any representation on behalf of Parent or Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person shall be deemed to be the agent of Purchaser, the Depositary, or the Information Agent for the purpose of the Offer.

Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. Tasty Baking is required under the rules of the SEC to file its Solicitation/Recommendation Statement with the SEC on Schedule 14D-9 no later than 10 business days from the date of this Offer to Purchase, setting forth the recommendation of the Tasty Baking board of directors with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may, when filed, be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7 — “Certain Information Concerning Tasty Baking” above.

Compass Merger Sub, Inc.

April 21, 2011

SCHEDULE I

INFORMATION RELATING TO THE PARENT AND PURCHASER

Directors and Executive Officers of Parent.  The following table sets forth the name, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for each director and executive officer of Parent. The current business address of each person is 1919 Flowers Circle, Thomasville, Georgia 31757. The telephone number of each person is (229) 226-9110. Unless otherwise indicated, each such person is a citizen of the United States of America.

Executive Officers

Present Principal Occupation or Employment,
Name	Material Positions Held During the Last Five Years

George E. Deese	Chairman of the Board and Chief Executive Officer of Parent since January 2010; Chairman of the Board, President and Chief Executive Officer of Parent from January 2006 to January 2010; President and Chief Executive Officer of Parent from January 2004 to January 2006
Allen L. Shiver	President of Parent since January 2010; Executive Vice President and Chief Marketing Officer of Parent from May 2008 to January 2010; President and Chief Operating Officer of the warehouse delivery segment from April 2003 until May 2008
R. Steve Kinsey	Executive Vice President and Chief Financial Officer of Parent since May 2008 Senior Vice President and Chief Financial Officer of Parent from September 2007 to May 2008; Vice President and Corporate Controller of Parent from 2002 to 2007
Gene D. Lord	Executive Vice President and Chief Operating Officer of Parent since May 2008 President and Chief Operating Officer of the DSD segment from July 2002 to May 2008
Stephen R. Avera	Executive Vice President, Secretary and General Counsel of Parent since May 2008; Senior Vice President, Secretary and General Counsel of Parent from September 2004 to May 2008
Michael A. Beaty	Executive Vice President of Supply Chain of Parent since May 2008; Senior Vice President-Supply Chain of Parent from September 2002 to May 2008
Marta Jones Turner	Executive Vice President of Corporate Relations of Parent since May 2008 Senior Vice President of Corporate Relations of Parent from July 2004 to May 2008
Karyl H. Lauder	Senior Vice President and Chief Accounting Officer of Parent since May 2008 Vice President and Chief Accounting Officer of Parent from September 2007 to May 2008; Vice President and Operations Controller of Parent from 2003 to 2007
Bradley K. Alexander	President of Flowers Bakeries since May 2008; Regional Vice President of Flowers Bakeries from 2003 until May 2008
Donald A. Thriffiley, Jr.	Senior Vice President of Human Resources of Parent since May 2008; Vice President of Human Resources from 2002 to 2008
Vyto F. Razminas	Senior Vice President and Chief Information Officer of Parent since May 2008; Vice President of Business and Information Systems from 2002 to 2008
H. Mark Courtney	Senior Vice President of Sales and Marketing of Flowers Bakeries since January 2010; Senior Vice President of Sales from April 2008 to January 2010; Various sales, marketing, and operations positions with Parent, including Executive Vice President of Flowers Snack Group, since 1983

Directors

Present Principal Occupation or Employment,
Name	Material Positions Held During the Last Five Years

George E. Deese	Chairman of the board since January 2006
Chairman of the Board and Chief Executive Officer of Parent since January 2010; Chairman of the Board, President and Chief Executive Officer of Parent from January 2006 to January 2010; President and Chief Executive Officer of Parent from January 2004 to January 2006; Board member of the Grocery Manufacturers of America; Trustee of the Georgia Research Alliance
Joe E. Beverly	Director of Parent since March 2001 and Parent’s predecessor from August 1996 to March 2001; Chairman of the board of directors of Commercial Bank in Thomasville, Georgia, a wholly-owned subsidiary of Synovus Financial Corp., a financial services company, since 1989; Advisory director of Synovus Financial Corp.
Franklin L. Burke	Director of Parent since March 2001 and Parent’s predecessor from 1994 to March 2001
Private investor since 1991; Director of Keebler Foods Company from 1998 to March 2001
Manuel A. Fernandez	Director of Parent since January 2005
Managing director of SI Ventures, a venture capital firm, since 1998; Chairman emeritus of Gartner, Inc., a leading information technology research and consulting company, since 2001; Director of Brunswick Corporation (1997-present), Stanley Black & Decker, Inc. (2000-present) and SYSCO Corporation (2007-present) where he serves as the Non-Executive Chairman of the Board
Benjamin H. Griswold	Director of Parent since February 2005
Partner and chairman of Brown Advisory, an independent investment firm, since March 2005; Senior Chairman of Deutsche Bank Securities from 1999 to February 2005; Director of WP Carey, LLC (2007-present) and Stanley Black & Decker, Inc. (2001-present); Trustee of Johns Hopkins University
Joseph L. Lanier, Jr.	Director of Parent since March 2001 and Parent’s predecessor from 1977 to March 2001
Chairman of the board of directors of Dan River Inc. (1989 — 2006); Chief executive officer of Dan River Inc. from 1989 to February 2005; Consultant to Dan River Inc. until December 2006; Director of Alliance One (1995-present) and Torchmark Corp. (1980-present)
Amos R. McMullian	Chairman emeritus of Parent
Chairman of the board of directors of Parent (2000 — 2006); Chairman of the board of directors of Parent’s predecessor from 1985 until March 2001; Chief executive officer of Parent from November 2000 to January 2004; Director of Hughes Supply (2001-2006)
J.V. Shields	Director of Parent since March 2001 and Parent’s predecessor from March 1989 to March 2001
Chairman of Wellington Shields & Co., LLC, a financial services company since 2009; Chairman of the board of directors and chief executive officer of Shields & Co., a New York diversified financial services company, from 1982 to 2009; Chairman of Capital Management Associates, Inc. and Wellington Shields Capital Management LLC, both registered investment advisors; Chairman of the board of trustees of The BBH Funds, the Brown Brothers Harriman mutual funds group
David V. Singer	Director of Parent since January 2010
Chief executive officer and director of Snyder’s-Lance Inc., a manufacturer, marketer and distributer of snack foods, since December 2010; President and chief executive officer of Lance, Inc. from 2005 to December 2010; Director of Lance, Inc. from 2003 to December 2010; Executive vice president and chief financial officer with Coca-Cola Bottling Co. Consolidated from 2001 to 2005
Melvin T. Stith	Director of Parent since July 2004
Dean of the Whitman School of Management at Syracuse University in New York since November 2004; Director of Synovus Financial Corp. (1998-present)

Present Principal Occupation or Employment,
Name	Material Positions Held During the Last Five Years

Jackie M. Ward	Director of Parent since March 2001 and of Parent’s predecessor from March 1999 to March 2001
Retired chief executive officer & chairman of the board of directors of Computer Generation Incorporated, a telecommunications company based in Atlanta, Georgia, from 1968 to December 2000; Director of Sanmina-SCI Corporation (1992-present), WellPoint, Inc. (1993-present), SYSCO Corporation (2001-present), Bank of America (1994-2009) and Equifax, Inc. (1999-2008)
C. Martin Wood III	Director of Parent since March 2001 and of Parent’s predecessor from 1975 until March 2001
Partner in Wood Associates, a private investment firm, since January 2000

Directors and Executive Officers of Purchaser.  The following table sets forth the name, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for each director and executive officer of Purchaser. The current business address of each person is 1919 Flowers Circle, Thomasville, Georgia 31757. The telephone number of each person is (229) 226-9110. Unless otherwise indicated, each such person is a citizen of the United States of America.

Present Principal Occupation or Employment,
Name	Material Positions Held During the Last Five Years

Stephen R. Avera	Director of Purchaser since April 2011
President, Secretary and Treasurer of Purchaser since April 2011; Executive Vice President, Secretary and General Counsel of Parent since May 2008; Senior Vice President, Secretary and General Counsel of Parent from September 2004 to May 2008
A. Ryals McMullian, Jr.	Assistant Secretary of Purchaser since April 2011; Vice President and Associate General Counsel of Parent since January 2011; Associate General Counsel of Parent since 2003

Manually signed facsimiles of the Letter of Transmittal, properly completed, will be accepted. The Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent or delivered by each shareholder or its, his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

By Mail:	By Facsimile Transmission:	By Overnight Courier:

Computershare c/o Voluntary Corporate Actions P.O. Box 43011 Providence, RI 02940-3011	For Eligible Institutions Only: (617) 360-6810 For Confirmation Only Telephone: (781) 575-2332	Computershare c/o Voluntary Corporate Actions 250 Royall Street Suite V Canton, MA 02021

Questions or requests for assistance may be directed to the Information Agent at its address and telephone numbers listed below. Additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may also be obtained from the Information Agent. Shareholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer.

The Information Agent for the Offer is

199 Water Street, 26th Floor
New York, NY 10038-3560
Banks and Brokers Call (212) 440-9800
All Others Call Toll Free (800) 676-0281